UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009

10.1 - General financial and equity conditions

Directors should comment:

a)       general financial and equity conditions

The directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The directors analysis is based on information from the last three financial statements at the balance sheet date and the last financial information disclosed, as follows:

2012

2012 posed a rather challenging scenario. It is important to evaluate the changes observed in the financial system, in view of the period experienced by the sector in the last years. Institutions have accordingly redoubled the attention they pay to the flow of operations, whereas also expanding the range of general services offered to customers.

In mid-2012 the world’s major central banks unusually and forcefully renewed or extended the commitment to provide liquidity to markets, which has decisively contributed to reduce the risk of extreme events taking place in the international scenario. On the other hand, the need for fiscal adjustments in the US and Europe indicates a downward trend for the global growth in 2013.

Brazil is not immune to this global scenario, in spite of the improved macroeconomic fundamentals observed in the last years. Brazil, however, starts to reap the benefits of the larger room for maneuver it enjoys in comparison to other countries. The several incentive measures adopted over the last months have started producing visible effects regarding the resume of the economic activity, whereas certain relevant steps have been taken to improve infrastructure, adjust tax distortions and enhance the efficiency of the production sector, and these are significant topics for improving the economy growth.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.2.

In spite of Brazil’s undeniable vocation to export, the main economic driving force has been and will continue to be the domestic demand, particularly the consumption by families and investments, which benefit from the upcoming great sports events to be held in the next three-year period. In this context and in view of the ongoing social mobility process and the readiness of Brazilian institutions in face of the new rules of capital limits and structure that should be implemented beginning 2013, the perspectives for the Brazilian banking system remain favorable.

For the Bradesco Organization, among the significant events highlighting the period, noteworthy were the following:

•          on March 5, start of activities of subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, aimed at prospecting opportunities and distributing fixed- and non-fixed income products. Accordingly, Bradesco expands its international distribution channels, strengthening contacts with global investors present in that market, in addition to providing access to a new base of institutional investors;

•          on March 7, a 10% rise in the Monthly Dividends amount, paid per share to shareholders beginning May 2012, in conformity with the Monthly Compensation System, from R$0.014541175 per share to R$0.015995293, for common shares, and from R$0.015995293 per share to R$0.017594822, for preferred shares. On June 20, the Board of Directors approved the monthly payment of Interest on capital, in lieu of the Monthly dividends, from August 2012;

•          on March 13, start of transactions involving ADRs – American Depositary Receipts indexed to common shares, on the New York Stock Exchange (NYSE), US. The Program meets the demands of institutional investors, among them foreign investment funds, and with this measure, Bradesco has now both common and preferred shares traded in the US;

•          on August 30, launch of Bradesco Next – the bank of the future –, a space at the forefront of innovation for introducing and experiencing new technologies, and customer products and services;

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.3.

•          on September 13, Bradesco was once again chosen to make up the Dow Jones Sustainability World Index, a short list of the New York Stock Exchange gathering companies with the best sustainable development practices;

•          on November 14, Bradesco’s ON common shares were chosen to make up the MSCI Brazil Ratio, the leading provider of tools for supporting investment decision-making, in force from December 2012; and

•          on November 30, Bradesco was once again chosen to made up the Corporate Sustainability Index (ISE) of BM&FBovespa, which reflects the return provided by a portfolio with shares of companies with the best performances at all levels measuring the corporate sustainability.

Book net income was R$11,381 billion for the year, corresponding to R$2.98 per share and annualized return of 19.0% on average Shareholders’ Equity. The return on average total assets was 1.4%. Consolidated Shareholders’ Equity amounted to R$70,047 billion and total assets stood at R$879,092 billion.

Loan Operations

Among Bradesco’s basic strategic guidelines, we have credit democratization, by way of a diversified offer and more attractive interest rates, has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individuals, such as loans repaid, through its extensive Branches Network, points of service, sales representatives and the Customer Service Center 0800 call Loans.

•          The balance at the end of the year was R$385,529 billion, for consolidated loan operations, under the expanded concept, which includes Advances on exchange contracts, sureties and endorsements, credit card and lease receivables, with an 11.5% increase in the period; and

•            R $21,299 billion was the consolidated balance of allowance for doubtful accounts, taking into account an additional provision of R$4,010 billion exceeding that one required by the National Monetary Council (CMN) Resolution No. 2,682/99.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.4.

Funding and Asset Management

Bradesco manages, on the whole, 25,693 million account holders, and 48,596 million savings account holders with a balance of R$69,042 billion, which accounts for 17.7% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1,225 trillion, a 20.1% increase as compared to the previous year.

•          R$467,449 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.7% increase;

•          R$441,832 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 31.7% increase;

•          R$168,735 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding, a 11.7% increase;

•          R$124,217 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 19.8% increase; and

•          R$22,995 billion in Foreign funds, by way of public and private issuances, subordinated debt and securitization of future financial flows, which represented US$11,253 billion.

At the end of the 2012 fiscal year, Bradesco’s market value, taking into account the closing quotations of ON and PN common and preferred shares, was R$131,908 billion, a 23.3% increase as compared to the closing of the 2011 fiscal year. Taking into account only the closing quotation of PN shares (more liquid) at the same date, Bradesco’s market value was R$134,257 billion, a 14.4% increase as compared to the 2011 fiscal year. In the annual comparison, Ibovespa posed a 7.4% increase.

2011

In 2011, the real depreciated by 12.6% in relation to the US dollar, reaching R$1.8758 per US$1.00 on December 31, 2011 as compared to R$1.6662 per US$1.00 on December 31, 2010. The Central Bank of Brazil increases the basic interest rate from 10.75% in December 2010 to 11.00% in December 2011.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.5.

At the end of 2011, the global economic scenario continued to be characterized by signs of slowdown and risk, particularly the developed countries. Evidences of accommodation in American economy have been quickly counteracted by political efforts on the eve of 2012 presidential elections. In Europe, the experiment of a monetary and customs alliance that has not developed toward a political and fiscal alliance may require a greater effort of certain governments to address current constraints.

Being involved in the unprecedented and rising trend toward transparency that has characterized developed nations over the last few decades, at the same time favored by it, developing countries have been able to take appropriate preventive measures in good time to avoid the mistakes presumably made by the former, thus enabling faster and less painful adjustment for their exchange rate, fiscal and monetary policies.

In this situation, which has partly affected the most optimistic forecasts posed in early 2011, we may feel relatively at ease in relation to Brazil's record and potential performance on social and economic issues. With a historical landmark exceeding 50% of its population integrated to the middle class, the country has found in the foreign market a powerful ally to sustain growth in 2011/2012, although at levels lowers than those recorded in 2010. On the other hand, the world recognition of the full development of its democratic regime, freedom of speech, Law independence, and consumption expansion, has transformed Brazil in a preferential destination for direct foreign investments.

Among the most significant events of 2011 for Bradesco, the following stand out: a) we opened 1,009 new branches, taking our total number of branches and points of service to 9,063 all over Brazil, showing the wide coverage and robustness of our structure, our confidence in Brazil, and our determination to invest; b) we acquired shareholder control of Banco do Estado do Rio de Janeiro S.A. (BERJ), which enabled Bradesco to provide payroll services for state government employees, and mobilized our teams all over the country, to turn the registration of 400,000 new accounts into great momentum to expand the Bank's business in the state; and c) the incorporation of BSP Empreendimentos Imobiliários S.A., a subsidiary of the Bank, in order to consolidate management of the Bradesco Organization's real estate assets, with a portfolio of 840 properties. Other highlights in terms of recognition: a) Bradesco continued listing on the NYSE's Dow Jones Sustainability Index; b) BM&FBovespa's Corporate Sustainability Index (ISE); and c) reputable consultants recognized “Bradesco” as Brazil's most valuable brand. Also significant was August's 10% increase in the value of the monthly dividends paid out by the Bank.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.6.

Book net income was R$11,028 billion for the year, corresponding to R$2.89 per share and annualized return of 21.0% on average Shareholders’ Equity. Return on average total assets at 1.6%, a 0.2 p.p. fall compared to previous year. Consolidated Shareholders’ Equity amounted to R$55,582 billion and total assets stood at R$761,533 billion.

Loan Operations

Bradesco’s commitment to democratized access to credit through its diversified offering has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individuals, such as loans repaid, through its extensive Branches Network, points of service and the Customer Service Center 0800 call Loans.

•          The balance at the end of the year was R$345,724 billion, for consolidated loan operations, under the expanded concept, with an 17.1% increase in the period; and

•            R $19,540 billion was the consolidated balance of the allowance for doubtful accounts.

Funding and Asset Management

At the end of the year, the total funding and asset management reached R$1,020 trillion, a 16.9% increase as compared to the previous year, as follows:

•          R$414,872 billion, an increase of 13.8%, in demand deposits, time deposits, interbank deposits, other deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits;

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.7.

•          R$335,370 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, showing an increase of 13.4% on the same period of the previous year;

•          R$151,081 billion, an increase of 32.0%, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding;

•          R$103,653 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, showing an increase of 18.9% on the previous year; and

•          R$14,814 billion in foreign funds, by way of public and private issuances, subordinated debt and securitization of future financial flows, which represented US$7,897 billion.

Bradesco’s market value on December 31, 2011 was R$106,971 billion. Bradesco’s common and preferred stock posted falls of 1.6% and 5.8% respectively in 2011 against 2010, taking the last quotation each year, adjusted for corporate events, except for distribution of earnings. Note that the Ibovespa stock index fell 18.1% over the same period.

2010

In 2010, the real appreciated by 4.3% in relation to the US dollar, reaching R$1.6662 per US$1.00 on December 31, 2010 as compared to R$1.7412 per US$1.00 on December 31, 2009. The Central Bank of Brazil increased the interest rate from 8.75% in December 2009 to 10.75% in December 2010.

The year of 2010 was characterized by the world economic growth recovery, although at a slower and uneven pace across the countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand, there remains the clear perception that this scenario opens new opportunities for emerging countries, in particular for countries like Brazil, where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.8.

In spite of many challenges linked to long-term growth, Bradesco is prudently optimistic on perspectives for the next years.  The Brazilian economy was already starting to present solid bases for growth recovery at the end of 2009, and confirmed this at the end of 2010, which was marked by a robust GDP expansion to the highest level since 1985.

In the political environment, 2010 was a year in which the full exercise of citizenship evidenced a deeply-rooted democratic system establishing freedom of speech and choice as a target.

Advances occurred according not only to economic indicators, but also to social indicators. In fact, improvements in people’s life quality, especially spending power, achievements that brought a large part of the population into the middle class, which is a significant statistical fact in the country’s history.

Among the most significant events of 2010, the following stand out: a) the expressive volume of credit operations that increased by 20.75% over 2009, and the recovery of overdue credits, which increased by 57.94% over the previous year; b) the expansion of Customer Service Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) the reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco’s presence as the leading coordinator of Petrobras capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) the acquisition of the whole capital stock of Ibi Services in Mexico, in which partnership with local C&A was part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco’s permanence in the Dow Jones Sustainability World Index and in the Corporate Sustainability Index – ISE of BM&FBovespa; and h) from a socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

Book net income was R$10,022 billion for the year, corresponding to R$2.66 per share and annualized return of 22.7% on average Shareholders’ Equity. Annualized return on average total assets at 1.8% was unchanged compared to previous year. Consolidated Shareholders’ Equity amounted to R$48,043 billion and total assets stood at R$637,485 billion.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.9.

Loan Operations

Bradesco is working to democratize access to credit by continuously expanding and diversifying its offer, thus raising its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as Payroll Advance Loans through its extensive Branches Network, Points of Service and Banco Postal, and the Customer Service Center 0800 call Loans.

•          The balance at the end of the year was R$274,227 billion, for consolidated loan operations, including advance on exchange contracts, sureties and endorsements, credit card and lease receivables with an 20.2% increase in the period; and

•            R$16,290 billion was the consolidated balance of the allowance for doubtful accounts.

Funding and Asset Management

At the end of the year, the total funding and asset management reached R$872,514 billion, a 24.3% increase as compared to the previous year, as follows:

•          R$364,698 billion in demand deposits, time deposits, interbank deposits, other deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits;

•          R$295,708 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, showing an increase of 19.4% on the same period of the previous year;

•          R$114,495 billion recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding;

•          R$87,177 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, showing an increase of 15.4% on the previous year; and

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.10.

•          R$10,436 billion in Foreign funds, by way of public and private issuances, subordinated debt and securitization of future financial flows, which represented US$6,263 billion.

On December 31, 2010 market capitalization of Bradesco was R$109,759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

The following are comments about our key indicators:

I)             Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. In Brazil, the Central Bank of Brazil requires banks to have a minimum capital ratio in relation to total weighted assets of 11.0%, using definitions and calculations of reference equity for purposes of verifying compliance with its operational limits pursuant to National Monetary Council Resolutions Nos. 3,444/07 and 3,490/07.

The calculation of our Basel Index is shown below:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.11.

In December 2012, Bradesco’s Reference Equity reached R$96,933 million, against a Required Reference Equity of R$66,057 million, thus making for a capital margin of R$30,876 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 83.8% of risk-weighted assets, reflecting partially the expansion of lending in the period.

The Basel ratio rose 1.0 p.p. from 15.1% in December 2011, to 16.1% in December 2012. It should be highlighted as follows: (i) the eligibility of Subordinated Financial Notes to make up the Tier II, in the amount of R$13,455 million, which increase was basically offset by: (ii) the reduction due to maturities and rescheduling that occurred in the last five years of debt maturities, in the amount of R$2,447 million;  (iii) the increase in the credit risk portion, partially arising from the expansion of the loan portfolio; and (iv) the increase in the market risk portion, partially arising from the effects of the Central Bank of Brazil’s Circular No. 3,568/11.

It is worth mentioning that in December 2012, only R$26,638 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

In December 2011, Bradesco’s Reference Equity reached R$71,476 million, against a Required Reference Equity of R$52,159 million, thus making for a capital margin of R$19,317 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 90.9% of risk-weighted assets, reflecting partially the expansion of lending in the period.

The Basel ratio rose 0.4 p.p. from 14.7% in December 2010 to 15.1% in December 2011, impacted mainly by: (i) subordinated financial notes (Letras Financeiras) counted as Tier II capital, in the amount of R$9,402 million, and (ii) Central Bank of Brazil’s Circular No. 3,563/11 lowering capital requirements for certain lending and leasing transactions (revoking Circular No. 3,515/10) and shares of investment funds for open pension plans (local acronyms PGBL and VGBL) as of November 2011.

It is worth mentioning that in December 2011, only R$15,630 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.12.

In December 2010, Bradesco’s Reference Equity reached R$56,147 million, against a Required Reference Equity of R$41,892 million, thus making for a capital margin of R$14,255 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 93% of risk-weighted assets, reflecting mainly expansion of lending in the period.

The Basel Index ended the period at 14.7%, thus showing a fall of 3.1 p.p. against December 2009, primarily due to: (i) the exclusion of R$3.0 billion of additional provisions in response No. 3,825/09, which revoked Resolution No. 3,674/08, both National Monetary Council, which allowed full additional provisions for doubtful accounts in the calculation of Tier I Reference Equity; and (ii) the R$4.9 billion reduction due to maturing subordinated debt and escalation of these debts in the last five years, which was offset by R$2.0 billion of new foreign debt eligible as Tier II capital.

It is worth mentioning that in December 2010, only R$8,051 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

II)         Operating Efficiency Ratio (OER) and Operating Coverage Ratio

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.13.

(1) It does not take into account profit sharing (PLR), which amounted to R$1,031 million in 2012, R$937 million in 2011 and R$809 million in 2010. Total Personnel expenses amounted to R$12,186 in 2012, R$11,061 million in 2011 and R$9,302 million in 2010;

(2) IEO = (Personnel expenses – PLR + Administrative expenses) / (Financial margin + Banking services fees + Income from insurance and pension plans + Equity in  Earnings from affiliates + Other operating revenues – Other operating expenses); and

(3) Operating Coverage Ratio = (Banking services fees) / (Administrative expenses + Personnel expenses +PLR).

Operating Efficiency Ratio (OER)

A 2012-2011 comparison shows an improvement of 1.5 p.p. in the ratio, reaching 41.5% in the fourth quarter of 2012, which represented the lowest level in the last 10 quarters. This improvement is basically due to: (i) growth in the financial margin; and (ii) increase in banking service fees, which was affected by the increased average business volume, the result of the development of investments in accelerated organic growth started in the second half of 2011, aligned with the ongoing efforts to control expenses, including the actions taken by our Efficiency Committee, and IT investments.

A 2011 to 2010 comparison shows a 0.3 p.p. in the ratio. This increase is basically due to the faster pace of organic growth, particularly in the second half of 2011, impacting personnel and administrative expenses due to 11,030 new points of service, in particular 1,009 new branches.

Operating Coverage

Comparing 2012 to 2011, operational coverage ratio recorded an improvement of 4.3 p.p. in the period, mostly as a result of the increase in banking service fees, aligned with the ongoing efforts to control expenses, including the actions taken by our Efficiency Committee in the period.

Comparing 2011 to 2010, operational coverage ratio fell by 2.0 p.p. reflecting: (i) higher personnel and administrative expenses, basically due to: (a) the impact of collective bargaining; and (b) higher expenses incurred, partly due to growth of business and points of service, in particular the faster pace of organic growth that led to 11,030 new points of service and in particular new 1,009 branches in the period; which was partly offset by: (ii) evolution of revenues from services.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.14.

III)      Main Loan Portfolio Indicators

Delinquency Rate > 90 days (1)

(1) Concept defined by the Central Bank of Brazil.

In December 2012, the total delinquency rate for loans overdue 90 days reached 4.1% of the loan portfolio, recording a 0.2 p.p. rise as compared to December 2011, basically due to the increase of: (i) 0.3 p.p. in the delinquency rate for micro, small and mid-size companies; and (ii) 0.1 p.p. in the individuals rate.

In December 2011, the total delinquency rate for loans overdue 90 days reached 3.9% of the loan portfolio, recording a 0.3 p.p. rise as compared to December 2010, basically due to: (i) the increase of 0.6 p.p. in the delinquency rate for individuals; and (ii) the increase of 0,5 p.p. in the delinquency rate for micro, small and mid-sized companies.

In December 2010, the total delinquency rate for loans overdue 90 days reached 3.6% of the loan portfolio, recording a 1.3 p.p. rise as compared to December 2009, basically due to: (i) the decrease of 1.9 p.p. in the delinquency rate for individuals; and (ii) the decrease of 1.4 p.p. in the delinquency rate for micro, small and mid-sized companies. In 2010 the good performance of this ratio was a result of favorable economic conditions in Brazil.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.15.

Coverage Ratios (1)

(1)   Concept defined by the Central Bank of Brazil.

In December 2012, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 147.3% and 178.2%, respectively, indicating a comfortable level of provisions. The small reductions in the period reflect the increased delinquency.

The balance of the Allowance for doubtful accounts of R$21,299 million in December 2012 was composed of: (i) R$17,288 million of provisions required by the Central Bank of Brazil; and (ii) R$4,010 million of exceeding provisions.

In December 2011, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 151.8% and 184.4%, respectively, basically due to the nominal increase of overdue loans, which follow the growth of the loan portfolio, as well as the increased delinquency.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009              .16.

In December 2011 the balance of the Allowance for doubtful accounts reached R$19,540 million, a 20.0% increase, or R$3,250 million as compared to December 2010, composed of: (i) R$15,529 million of provisions required by the Central Bank of Brazil; and (ii) R$4,011 million of exceeding provisions.

It is worth mentioning that in the third quarter of 2011, an additional provision in the amount of R$1.0 billion was recognized, aimed at covering a possible worsening in the global economic scenario and possible effects in the Brazilian economy.

In December 2010, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 163.3% and 197.6%, respectively, with a 14.7 p.p. and 23.0 p.p. rise as compared to December 2009.

In December 2010 the balance of the Allowance for doubtful accounts reached R$16,290 million, with a small fall of 0.1%, or R$23.0 million, rise as compared to December 2009, composed of: (i) R$13,288 million of provisions required by the Central Bank of Brazil; and (ii) R$3,002 million of exceeding provisions.

b)           capital structure and possibility of shares or fund shares being redeemed, stating:  i) cases of redemption; ii) formula for calculating redemption value

When the directors analyze the tables below, they understand that the Banks’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.17.

In December 2012, Bradesco’s capital was R$30.1 billion, composed of 3,824,795 thousand book-entry shares without par value, of which 1,912,398 thousand common shares and 1,912,397 thousand preferred shares.

In December 2011, Bradesco’s capital was R$30.1 billion, composed of 3,824,795 thousand book-entry shares without par value, of which 1,912,398 thousand common shares and 1,912,397 thousand preferred shares.

In December 2010, Bradesco’s capital was R$28.5 billion, composed of 3,762,450 thousand book-entry shares without par value, of which 1,881,225 thousand common shares and 1,881,225 thousand preferred shares.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 92.0%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

c)            capacity to pay financial commitments

The directors understand that the operations stated in the balance sheet at the periods stated below, for the three last fiscal years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.18.

Consolidated Balance Sheet by Maturity

d)           financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.19.

Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•          In December 2012, the balance of our deposits decreased by 2.5% as compared to December 2011, mainly due to decreased funding volume in the form of time deposits; and

•          In December 2011, the balance of our deposits increased approximately 12.4% as compared to December 2010, mainly due to increased funding volume in the form of time and saving deposits.

Deposits accounted for approximately 44.8% of all obligations in December 2012. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The decrease of R$20,105 million in time deposits, between 2012 and 2011, was basically a result of the new business opportunities offered to customers and the migration of funds to other investment sources, such as Financial notes and Debentures, thus giving rise to the rescheduling of average funding periods, which offset the increase of new volumes funded and the update of the deposit portfolio.

Savings deposits recorded an increase of 15.7%, mainly due to: (i) the larger funding volume, which was partially affected by the changes in the investment compensation rules; and (ii) the compensation of savings reserves.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.20.

Regarding demand deposits, there was an increase of R$5,291 million, or 16.0%, in the comparison between 2012 and 2011, mainly arising from improved funding, which in turn derived from an increase in the account holders base in the period.

In December 2012, we had 25.7 million account holders and 48.6 million savings accounts as compared to 25.1 million account holders and 43,4 million savings accounts in December 2011. In December 2010, we had 23.1 million account holders and 41.1 million savings accounts.

Debentures

The increases stated in the comparison between December 2012 and 2011 and between December 2011 and 2010 basically refer to the placement of these securities, used as a guarantee in repurchase agreements, which were impacted by the pace of the economic activity.

Borrowing and Onlending

In the comparison between 2012 and 2011, the balance of Borrowings and Onlending recorded a fall of 17.0%, or R$9,061 million, basically due to the decrease of R$9,171 million in borrowings and onlending denominated and/or indexed to foreign currency, which balance decreased from R$17,340 million in December 2011 to R$8,169 million in December 2012, mainly due to: (i) the settlement of operations, being partially offset: (ii) the positive 8.9% foreign exchange variation in the period.

The variation of 39.4%, or R$15,050 million, in the 2011 fiscal year, when compared to 2010, was mainly due to: (i) the increase of R$9,344 million in borrowings and onlending denominated and/or indexed to foreign currency, which balance increased from R$7,996 million in December 2010 to R$17,340 million in December 2011, mainly due to new funding and the positive 12.6% foreign exchange variation in the period; and (ii) the increase of R$5,706 million in the volume of funds raised through borrowings and onlending – domestic, basically, by way of Finame and BNDES operations.

Funds from Issuance of Securities

Comparing December 2012 to December 2011, the growth of 23.7% or R$9,837 million in funds from securities issued was primarily from: (i) the increase in the volumes of operations with securities issued abroad, in the amount of R$5,778 million, caused by new issuances carried out in the period and by the positive foreign exchange variation of 8.9%; (ii) the increase in operations with Real estate credit notes, in the amount of R$2,086 million; (iii) the larger volume of operations with Agribusiness credit notes, in the amount of R$1,355 million; (iv) the new issuances of Financial notes, which balance increased by R$1,101 million; and partially offset: (v) by the decrease of R$483 million in the balance of Mortgage notes.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.21.

The variation of 134.9%, or R$23,848 million, in the 2011 fiscal year, when compared to 2010, was mainly due to: (i) new issues of financial notes (Letras Financeiras), the balance of which rose by R$19,300 million, from R$7,820 million in December 2010 to R$27,120 million in December 2011; (ii) a R$3,053 million increase in the volume of transactions in securities issued abroad, reflecting a favorable positive exchange rate variation of 12.6% and new issues placed in the period; (iii) a R$1,367 million increase in real estate credit notes transactions; (iv) a R$839 million increase in the volume of Agribusiness notes of credit; and partly offset by: (v) a reduction of R$743 million in the balance of debentures, due to their maturing.

Subordinated Debt

At December 31, 2012, subordinated debt totaled R$34,852 million (R$8,807 million abroad and R$26,045 million domestic). In the period, the amount of R$19,837 million of Subordinated debt (R$2,008 million abroad and R$17,829 million domestic) was issued.

In December 2011, Subordinated Debt totaled R$26,910 million (R$6,404 million abroad and R$20,506 million in Brazil). In the period, the amount of R$9,626 million of Subordinated debt (R$815 million abroad and R$8,811 million domestic) was issued.

In December 2010, Bradesco’s Subordinated Debt totaled R$26,315 million (R$5,079 million abroad and R$21,236 million in Brazil). Issuance of subordinated notes in August 2010, in the amount of US$1.1 billion, stands out.

The tables below show the last three years’ funding through subordinated debt securities:

.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.22.

Subordinated Debt - 2012 and 2011

1)   Early settlement of subordinated debt, in the amount of R$461,505 thousand, in February 2012, and maturity of subordinated debt operations in November 2012;

2)   Early settlement of subordinated debt, in the amount of R$1,065,699 thousand in February 2012, and maturity of subordinated debt operations, in the amount of R$570,470 thousand in March 2012 and R$994,000 thousand in November 2012, respectively;

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.23.

3)   Maturity of subordinated debt operations in April 2012;

4)   Financial notes were issued, as follows: (i) R$362,979 thousand in January 2012; (ii) R$2,030,486 thousand in February 2012; (iii)R$ 859,438 thousand in March 2012; (iv) R$789,635 thousand in April 2012; (v) R$3,926,706 thousand in May 2012; (vi) R$16,008 thousand in June 2012; (vii) R$56,300 thousand in July 2012; (viii) R$30,060 thousand in August 2012; (ix) R$36,825 thousand in September 2012; (x) R$128,927 thousand in October 2012;  (xi) R$300 thousand in November 2012; and (xii) R$25,135 thousand in December 2012, maturing in 2018:

5)   Financial notes were issued, as follows: (i) R$23,633 thousand in July 2012; (ii) R$4,025 thousand in August 2012; (iii) R$922,816 thousand in October 2012; (iv) R$1,100,400 thousand in November 2012; and (v) R$1,066,700 thousand in December 2012, maturing in 2019;

6)   Financial notes were issued, as follows: (i) R$1,197 thousand in January 2012, (ii) R$820 thousand in February 2012; (iii) R$435 thousand in March 2012; (iv) R$2,400 thousand in April 2012; (v) R$11,000 thousand in May 2012; (vi) R$10.662 thousand in June 2012; (vii) R$748 thousand in July 2012; (viii) R$8,000 thousand in August 2012; (ix) R$7.223 thousand in September 2012; (x) R$10,600 thousand in October 2012; and (xi) R$1,058 thousand in December 2012; maturing in 2022;

7)   In March 2012, subordinated debt was issued abroad, in the amount of US$1,100,000 thousand, with a rate of 5.75% p.a. and maturity in January 2022; and

8)   Financial notes were issued, as follows: (i) R$601 thousand in September 2012; R$5,000 thousand in October 2012; and R$901 thousand in December 2012; maturing in 2020.

Subordinated Debt - 2011 and 2010

R$ million

Maturity	Original term in years	Transaction value	Currency	Remuneration	December 31	
					2011	2010
In Brazil:						
CDB – subordinated:						
2011 (1)	5	-	R$	103.0% of CDI rate	-	7,685
2012 (2)	5	2,713	R$	103.0% of CDI rate 100.0% of CDI rate + (0.344% p.a. - 0.4914% p.a.) or IPCA + (7.102% p.a. – 7.632% p.a.)	4,346	4,589
2013	5	575	R$	100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or IPCA + (7.74% p.a. – 8.20% p.a.)	883	780
2014	6	1,000	R$	112.0% of CDI rate	1,420	1,256
2015	6	1,275	R$	108.0% to 112.0% of CDI rate or IPCA + (6,92% p.a. – 8,55% p.a.)	1,775	1,538
2016	6	101	R$	IPCA + (6.7017% p.a.- 7.1292% p.a.) 100.0% IGPM + (6.3874% p.a.) 108.0% to 110.0% of CDI rate or 100.0% Fixed rate + (13.0949% p.a.)	118	1
2012 (2)	10	702	R$	100.0% to 101.5% of CDI rate + (0.75% p.a. – 0.87% p.a.)	2,633	5,164
2019	10	20	R$	IPCA + (7.76% p.a.)	27	24
Financial notes / Other:						
2011 to 2016	up to 5	7	R$	100.0% of CDI rate	7	-
2017 (3)	6	2,991	R$	100.0% of CDI rate + (1.2685%p.a – 1.3656%p.a.)	3,118	-
2017 to 2021 (3)	6 to 10	5,166	R$	104.0 % to 112.5% of CDI rate	5,383	33
2017 to 2021 (3)	6 to 10	221	R$	IGPM rate + (5.8351% p.a. – 7.0670% p.a.)	233	51
2017 to 2021 (3)	6 to 10	407	R$	IPCA rate + (5.8137% p.a. – 7.7600% p.a.)	442	92
2017 to 2021 (3)	6 to 10	109	R$	Taxa PRÉ de (11.7493% p.a. – 13.8609% p.a.)	122	23
Subtotal – In Brazil					**20,506**	**21,236**
Abroad:						
2011 (4)	10	-	US$	Rate of 10.25% p.a.	-	251
2012 (5)	10	315	Iene	Rate of 4.05% p.a.	429	366
2013	10	1,435	US$	Rate of 8.75% p.a.	937	831
2014	10	802	Euro	Rate of 8.00% p.a.	555	508
2019	10	1,334	US$	Rate of 6.75% p.a.	1,446	1,285
2021 (6)	11	1,600	US$	Rate of 5.90% p.a.	3,067	1,867
Costs of issues on funding					(30)	(28)
Subtotal - abroad					**6,404**	**5,079**
Grand total					**26,910**	**26,315**

1)   Maturity of subordinated debt operations in the amount of R$3,981,022 thousand, as follows: (i) R$1,000,000 thousand in January 2011; (ii) R$1,171,022 thousand in February 2011; (iii) R$710,000 thousand in March 2011; and (iv) R$1,100,000 thousand in June 2011;

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009.

.24.

2)   Early settlement of subordinated debt, as follows: (i) R$3,001,001 thousand in July 2011; and (ii) R$718,702 thousand in September 2011;

3)   Financial notes were issued, as follows: (i) R$1,520,700 thousand in February 2011; (ii) R$944,662 thousand in June 2011; (iii)  R$3,036,137 thousand in July 2011; (iv) R$1,217,106 thousand in August 2011; (v) R$857,008 thousand in September 2011; (vi) R$269,909 thousand in October 2011; and (vi) R$330,967 thousand in December 2011, respectively, maturing up to 2021;

4)   Maturity of subordinated debt operations in December 2011;

5)   Including dollar “swap”  cost, the rate rose to 10.15% per annum; and

6)   In January 2011, subordinated debt was issued abroad, in the amount of US$500,000 thousand, with a rate of 5.90% p.a. and maturity in 2021.

e)            financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The directors report that, as sources of funding for working capital and investments in non-current assets used for covering liquidity insufficiency, the Company may use the following resources: (i) Deposit Funding; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Capital contributed by controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount.” A discount is a loan from the Central Bank of Brazil to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f)             indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts; iv) any restrictions binding the issuer, in particular in relation to limits on indebtedness and new debt, distribution of dividends, disposal of assets, issue of new securities, and transfer of controlling interest

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.25.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)           limits for use of contracted financing

There are no limits for the use of contracted financing.

h)           significant changes to each item of financial statements

Directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the directors believe are important and relevant, stated in the Balance sheet and Statement of income.

Balance Sheet

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in the following periods:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.26.

R$ million	Dec12	Dec11	Dec10	Vertical analysis %			Horizontal analysis			
				Dec/12	Dec/11	Dec/10	Dec12xDec11		Dec11xDec10	
							R$	%	R$	%
Assets										
Current and non-current assets	**864,279**	**746,090**	**625,783**	**98.3**	**98.0**	**98.2**	**118,189**	**15.8**	**120,307**	**19.2**
Cash and due from banks	12,077	22,574	15,738	1.4	3.0	2.5	(10,497)	(46.5)	6,836	43.4
Interbank investments	151,813	82,303	73,232	17.3	10.8	11.5	69,510	84.5	9,071	12.4
Derivative financial instruments	315,487	265,723	213,518	35.9	34.9	33.5	49,764	18.7	52,205	24.4
Interbank and interbranch accounts	49,762	72,906	66,326	5.7	9.6	10.4	(23,144)	(31.7)	6,580	9.9
Loan and lease operations	267,940	248,719	213,532	30.5	32.7	33.5	19,221	7.7	35,187	16.5
Allowance for doubtful accounts	(21,299)	(19,540)	(16,290)	(2.4)	(2.6)	(2.6)	(1,759)	9.0	(3,250)	20.0
Other receivables and other assets	88,499	73,405	59,727	10.1	9.6	9.4	15,094	20.6	13,678	22.9
Permanent assets	**14,813**	**15,443**	**11,702**	**1.7**	**2.0**	**1.8**	**(630)**	**(4.1)**	**3,741**	**32.0**
Investments	1,865	2,052	1,577	0.2	0.3	0.2	(187)	(9.1)	475	30.1
Property and equipment in use and leased assets	4,678	4,413	3,766	0.5	0.6	0.6	265	6.0	647	17.2
Intangible asset	8,270	8,978	6,359	0.9	1.2	1.0	(708)	(7.9)	2,619	41.2
Total	**879,092**	**761,533**	**637,485**	**100.0**	**100.0**	**100.0**	**117,559**	**15.4**	**124,048**	**19.5**
Liabilities										
Current and long-term liabilities	**807,799**	**704,664**	**588,610**	**91.9**	**92.5**	**92.3**	**103,135**	**14.6**	**116,054**	**19.7**
Deposits	211,858	217,424	193,201	24.1	28.6	30.3	(5,566)	(2.6)	24,223	12.5
Federal funds purchased and securities sold under agreements to repurchase	255,591	197,448	171,497	29.1	25.9	26.9	58,143	29.4	25,951	15.1
Funds from securities issued	51,359	41,522	17,674	5.8	5.5	2.8	9,837	23.7	23,848	134.9
Interbank and interbranch accounts	5,667	4,614	3,790	0.6	0.6	0.6	1,053	22.8	824	21.7
Borrowings and onlending	44,187	53,247	38,196	5.0	7.0	6.0	(9,060)	(17.0)	15,051	39.4
Derivative financial instruments	4,001	735	730	0.5	0.1	0.1	3,266	444.4	5	0.7
Technical provisions for insurance, pension plan and capitalization	124,217	103,653	87,177	14.1	13.6	13.7	20,564	19.8	16,476	18.9
Other liabilities	110,919	86,021	76,345	12.6	11.3	12.0	24,898	28.9	9,676	12.7
Deferred income	658	**672**	**360**	**0.1**	**0.1**	**0.1**	**(14)**	**(2.1)**	**312**	**86.7**
Minority interest in subsidiaries	**588**	**615**	**472**	**0.1**	**0.1**	**0.1**	**(27)**	**(4.4)**	**143**	**30.3**
Shareholders' equity	**70,047**	**55,582**	**48,043**	**8.0**	**7.3**	**7.5**	**14,465**	**26.0**	**7,539**	**15.7**
Total	**879,092**	**761,533**	**637,485**	**100.0**	**100.0**	**100.0**	**117,559**	**15.4**	**124,048**	**19.5**

Interbank Investments

The balance of interbank investments amounted to R$151,813 million in December 2012, which accounted for an increase of R$69,510 million, or 84.5%, as compared to December 2011, mainly due to the increase of R$66,497 million recorded in the portfolio of securities in relation to the financed position, and noteworthy were the National Treasury Notes and Bills.

The balance of interbank investments amounted to R$82.303 million in December 2011, which accounted for an increase of R$9.071 million, or 12,4%, as compared to December 2010, mainly due to the increase of R$13.155 million recorded in the portfolio of securities in relation to the financed position, and noteworthy were the National Treasury Notes.

Securities

In December 2012 securities represented 35.9% of our total assets (December 2011 - 34.9% and in December 2010 - 33.5%).

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.27.

In December 2012, the balance of securities increased 18.7% as compared to December 2011, mainly due to: (i) increase in our exposure in public securities; and (ii) growth of repurchase agreements.

In December 2011, the balance of securities increased 24.4% as compared to December 2010, mainly due to: (i) increase in our exposure in public securities; and (ii) growth of repurchase agreements.

Interbank and Interbranch Accounts

Interbank and interbranch accounts basically correspond to compulsory deposits with the Central Bank of Brazil and represented, in December 2012, 5.7% of our total assets (December 2011 – 9.6% and in December 2010 – 10.4%).

In the comparison between December 2012 and 2011, the 31.7% decrease basically refers to a decrease in our time deposit balances.

In the comparison between December 2011 and 2010, the 9.9% increase was mainly due to the growth of compulsory deposits on time deposits, which was a result of the larger volume funded.

Loan Operations and Leasing

In December 2012 loan and leasing operations represented 30.5% of our total assets (December 2011 – 32.7% and in December 2010 – 33.5%).

Comparing December 2012 with December 2011, the 7.7% evolution was basically due to a higher volume of transactions, in particular the following products targeting individual customers: (i) housing finance rose by 38.8%; and (ii) personal loans repaid from payroll deductions rose 16.6%. For the corporate segment, noteworthy was the (i) real estate financing – corporate plan, with a 37.0% growth; and (ii) export financing, with an increase of 22.4%.

Comparing December 2011 with December 2010, the 16.5% evolution was basically due to a higher volume of transactions, in particular the following products targeting individual customers: (i) real estate financing with an increase of 65.9%; (ii) BNDES/Finame onlending, which increase was 21.4%; and (iii) payroll advance loans with an increase of 18.7%. For the corporate segment, noteworthy was as follows: (i) real estate financing – corporate plan, with an increase of 42,7%; (ii) working capital, with a 20.5% growth; and (iii) export financing, with an increase of 37.7%.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.28.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

In December 2012, the balance of Federal funds purchased and securities sold under agreements to repurchase increased 29.4% as compared to December 2011. This increase was basically due to: (i) increase of R$66,069 million in operations with third-party portfolios; offset (ii) by the decrease of R$10,661 million in own portfolio.

In the comparison between December 2011 and 2010, the 15.1% increase in funding was basically due to (i) the increase of R$13.667 million in third-party portfolio operations; and (ii) increase of R$9,408 million in own portfolio, and noteworthy were public securities.

Provisions for Insurance, Pension Plan and Capitalization

In December 2012, the technical provisions for insurance, pension plan and capitalization recorded an increase of 19.8%, or R$20,564 million, mainly due to: (i) the increase of R$12,244 million in technical provisions for VGBL plan; and (ii) increase of R$2,486 million in technical provisions for PGBL plans.

In December 2011, the technical provisions for insurance, pension plan and capitalization recorded an increase of 18.9%, or R$16,476 million, mainly due to: (i) the increase of R$10,501 million in technical provisions for VGBL plan; and (ii) increase of R$2,161 million in technical provisions for PGBL plans.

We also highlight that the main funding sources: i) Deposits; ii) Debentures; iii) Loans and onlending; iv) Funds from securities issued; and v) Subordinated debt, which are commented on item 10.1 d).

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.29.

Statement of Income

We present below the financial information for the fiscal years ended December 31, 2012, 2011 and 2010. Noteworthy is that, in order to facilitate the better understanding, comparability and analysis of results, we will use the Statement of Managerial Income. For further information on the managerial adjustments made, we suggest that the Notice to the Market sent on July 3, 2009 be seen to.

(1)     Basically refers, in 2012, to the impairment of: (i) Intangible Assets – Acquisition of right to provide banking services, in the amount of R$527 million, arising from reassessing the expected return on these rights; and (ii) Securities – Shares – classified in Available for Sale, in the amount of R$890 million, as a result of the adjustment of the historical share value to the actual reality of their fair value; and in 2011, to the impairment of intangible assets – acquisition of the right to provide banking services, in the amount of R$157 million;

(2)     Includes, in 2012: (i) other operating provisions, net of reversals, basically, by civil provisions, in the amount of R$231 million in 2011: (i) other operating provisions, mostly by civil provisions, in the amount of R$570 million; and (ii) partial sale of Ibi Promotora, in the amount of R$58 million, and in 2010: (i) partial sale/ gain from investment capital (CPM Braxis/Fidelity/Other), in the amount of R$224 million; and (ii) REFIS (tax recovery program), in the amount of R$18 million; and

(3)     Annualized.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.30.

(1)     Return on average equity; and

(2)     Return on average assets.

The adjusted net income for the 2012 fiscal year was R$11,523 million, which represented an increase of 2.9%, or R$325 million as compared to 2011. Return on equity (ROAE) for 2012 fell 2.1 p.p., reaching 19.2%. Return on average assets (ROAA) for 2012 fell 0.2 p.p., reaching 1.4%.

In 2011, the adjusted net income totaled R$11,198 million, which represented an increase of 14.2%, or R$1,394 million as compared to 2010. Return on equity (ROAE) for 2011 fell 0.9 p.p., reaching 21.3%. Return on average assets (ROAA) for 2011 fell 0.1 p.p., reaching 1.6%.

We comment below on the main captions impacting the results for the last three fiscal years:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.31.

Financial Margin

The financial margin for 2012 reached R$43,793 million, recording a growth of 11.4%, or R$4,472 million, as compared to 2011, due to the following factors: (i) increase in the interest-bearing transactions, in the amount of R$4,351 million, arising from the increased business volume, and worth mentioning were “Loans” and “Securities/Other;” and (ii) better result achieved with the “non-interest” margin, in the amount of R$121 million, basically due to the larger gains in the “Insurance,” which is represented by non-fixed income results.

In 2011, the financial margin reached R$39,321 million, recording a growth of 19.0%, or R$6,265 million, as compared to 2010, due to the following factors: (i) increase in the interest-bearing transactions, in the amount of R$6,145 million, arising from the increased business volume, and worth mentioning were “Loans” and “Funding;” and (ii) better result achieved with the “non-interest” margin, in the amount of R$120 million, due to the larger gains in Treasury/Securities.

Allowance for Doubtful Accounts

In 2012 the expense on Allowance for doubtful accounts totaled R$13,014 million, recording an increase of 27.1%, or R$2,777 million, as compared to the previous year, which was mostly due to: (i) the increase in the volume of loan; and (ii) the behavior of delinquency in the period.

In 2011 the expense on Allowance for doubtful accounts totaled R$10,237 million, recording an increase of 17.6%, or R$1,534 million, as compared to the previous year, which was mostly due to: (i) the growth of loan operations; and (ii) the increase in delinquency, mainly for Individuals.

Result from Insurance, Pension Plan and Capitalization Operations

In 2012, the result from insurance, pension plan and capitalization operations reached R$3,814 million, recording an increase of 13.2%, or R$444 million as compared to the previous year.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.32.

In the annual comparison, a 17.7% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This increase was due to the performance of all segments, which recorded over a two-figure growth.

Adjusted net income for 2012 was R$3,587 million, with an increase of 12.1% as compared to the same period of the previous year. This increase is due to: (i) the increase of 17.7% in billing; (ii) the focus on higher profitability products; (iii) maintenance of the loss ratio in the same levels of the previous year; (iv) improved equity result; and (v) decrease in general and administrative expenses, even with the increase related to the workers’ collective bargaining agreement held in January 2012.

In 2011, the result from insurance, pension plan and capitalization operations reached R$3,370 million, recording an increase of 21.6%, or R$598 million as compared to the previous year.

In the comparison between 2011 and 2010, a 21.3% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This increase was due to the performance of the “Life and pension plan,” “health” and “capitalization” products, which rose 23.8%, 22.0% and 22.7%, respectively.

It should be pointed out that the adjusted net income for 2011 was R$3,201 million, with an increase of 10.2% as compared to the same period of the previous year. This increase is due to: (i) the increase of 21.3% in billing; (ii) decrease of 1.1 p.p. in loss ratio; (iii) improved financial and equity result; and partially offset by: (iv) increase in personnel expenses, mainly impacted by the workers’ collective bargaining agreement held in January 2011.

Banking Services Fees

In 2012, Banking services fees totaled R$17,512 million, recording an increase of 15.0%, or R$2,289 million, as compared to 2011, mainly due to: (i) the performance of the credit card segment, as a result of the increased credit card base, billing and transactions carried out; (ii) increase in income from current accounts, as a result of improved business and current account holders base, which recorded a net increase of 583,000 new accounts in the period; (iii) increase in income from funds management, which volume of funds and portfolio funded and managed rose 31.7% in the period; (iv) the larger gains from transactions in capital markets (underwriting/financial advisory); (v) increase in collection income; and (vi) larger income with credit operations, arising from the higher volume of operations contracted and those with endorsements and sureties in the period.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.33.

In 2011, Banking services fees totaled R$15,223 million, recording an increase of 13.8%, or R$1.851 million, as compared to 2010, mainly due to: (i) the performance of the credit card segment, as a result of the increased credit card base and billing; (ii) increase in income from current accounts, as a result of improved business and current account holders base, which recorded a net increase of 2.0 million new accounts in the period; (iii) larger income with loan operations, arising from the higher volume of operations contracted; (iv) larger income from collection and payments; and (v) increase in income from consortia management.

Personnel Expenses

In 2012, Personnel expenses reached R$12,186 million, recording an increase of 10.2%, or R$1,125 million as compared to the previous year, mainly due to variation in the “structural” portion, related to the increased expenses with earnings, social charges and benefits, impacted by: (i) increase in salary levels, according to 2011 and 2012 workers’ collective bargaining agreements; and (ii) net increase in staff, concentrated in the second half of 2011, caused by the organic growth.

In 2011, Personnel expenses totaled R$11.061 million, recording an increase of 18.9%, or R$1.759 million, as compared to 2010, mainly due to: (i) the amount of R$1,281 million in the “structural" portion; related to: (a) rise in expenses on earnings, social charges and benefits, impacted by the increased salary levels; (b) net increase in staff by 9,436 employees; and (ii) “non-structural” portion, in the amount of R$478 million, which was basically due to: (a) higher expenses with profit sharing for managers and employees (PLR); and (b) higher expenses on the provision for labor claims.

Administrative Expenses

In 2012, Administrative expenses totaled R$14.162 million, recording an increase of 5.6%, or R$756 million, basically due to rise in expenses on: (i) growth in the volume of business and services in the period; (ii) contractual adjustments; and (iii) organic growth, from the second half of 2011, with the expansion of 9,196 service centers, and noteworthy was the increase of 8,214 “Bradesco Expresso,” totaling 68,917 service centers at December 31, 2012; which was partially offset by lower expenses on: (iv) third-party services; and (v) advertising.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.34.

In 2011, Administrative expenses totaled R$13,406 million, recording an increase of 16.3%, or R$1,874 million, basically due to rise in expenses on: (i) third-party services, mainly related to non-fixed expenses related to business revenue/ volume (ex: correspondent banks, call center, among others); (ii) contractual adjustments; and (iii) accelerated organic growth in the period, with the expansion of 11,030 new service centers, and noteworthy was the opening of 1,009 branches.

Tax Expenses

Increases in Tax expenses for both the comparative period between 2012 and 2011 and the period between 2011 and 2010 are basically due to the higher expenses on service tax and taxes on income (ISS/PIS/COFINS), arising from the rise in tax revenues, particularly, in the financial margin and banking services fees in these periods.

Other Operating Revenues and Expenses

In the comparison between 2012 and 2011, the increase in other operating expenses, net of other operating revenues by 23.9%, or R$ 813 million, was basically due to: (i) higher expenses on the recognition of operating provisions, and noteworthy were the tax and civil contingencies; (ii) sundry losses; and (iii) higher expenses on amortization of intangible assets by the acquisition of banking rights.

In the comparison between 2011 and 2010, the increase in other operating expenses, net of other operating revenues by 42.8%, or R$1,019 million, was basically due to: (i) higher expenses on the recognition of operating provisions, and noteworthy were the civil provisions; and (ii) higher expenses on amortization of intangible assets by the acquisition of banking rights.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.35.

10.2 - Operating and Financial Income

Directors should comment:

a)           results of issuer’s operations, in particular:

i)     description of any major components of revenue

We highlight below our main operating revenues, which recorded an increase of R$11,305 million or 7.9% in the comparison between 2012 and 2011, mainly impacted by the increase in: (i) income from insurance retained premiums, pension plans and capitalization; (ii) income from loan and leasing operations; and (iii) banking services fees. In the comparison between 2011 and 2010, income recorded an increase of 28.0%, and noteworthy were as follows: (i) income from securities; (ii) income from loan and leasing operations; and (iii) income from insurance retained premiums, pension plans and capitalization.

Loan Operations and Leasing

Income from loan and leasing operations, the comparison between the 2012 and 2011 balances, increased 6.2%, or R$2,785 million, whereas in the comparison between 2011 and 2010, the increase was R$7,391 million or 19.7%, and these variations arise from the growth of our loan portfolio, and  we break down below products and customers (Individuals and corporate):

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.36.

Includes:

(1) Credit assignment (FIDC): R$202 million in December 2012, R$514 million in December 2011 and R$408 million in December 2010;

(2) Credit assignment (CRI): R$149 million in December 2012, R$216 million in December 2011 and R$287 million in December 2010; and

(3) Credit assignment (FIDC): related to acquisition of assets: R$1 million in December 2012, R$2 million in December 2011 and R$8 million in December 2010; and rural credit assignment: R$101 million in December 2012, R$111 million in December 2011 and R$121 million in December 2010.

In the comparison between the 2012 and 2011 balances, operations with credit risk to Individuals recorded an increase of 8.2%, and the types which most contributed to this increase were as follows: (i) real estate financing; and (ii) payroll advance loans.

In the comparison between the 2011 and 2010 balances, loan operations for Individuals recorded an increase of 10.6%, and noteworthy were the products as follows: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll advance loans.

Includes:

(1) Credit assignment (CRI): R$230 million in December 2012, R$285 million in December 2011 and R$312 million in December 2010;

(2) 91.3% of operations with endorsements and sureties of corporate customers are carried out with large companies (in December 2012);

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$1,629 million in December 2012, R$1,754 million in December 2011 and R$1,501 million in December 2010.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.37.

In operations with credit risk to corporate customers, an increase of 13.1% was recorded in the comparison between the 2012 and 2011 balances. The largest highlights were the types as follows: (i) real estate financing – corporate plan; and (ii) export financing.

In the comparison between the 2011 and 2010 balances, loan and financing operations to corporate customers recorded an increase of 20.4%, and noteworthy were as follows: (i) real estate financing – corporate plan; (ii) export financing; and (iii) foreign operations.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between the 2012, 2011 and 2010 balances, the variations recorded in income from securities refer to the higher volume of operations with fixed-income securities.

Result from Compulsory Deposits

In the comparison between the 2012 and 2011 balances, the decrease of 37.5% in income was basically due to the decrease: (i) of 16.2% in time deposits; and (ii) interest rates (Selic).

In the comparison between the 2011 and 2010 balances, the increase of 111.4% in income was basically due to: (i) the increase of 21.5%, and 11.6%, in the balances of time deposits and savings deposits, respectively; and (ii) the macro prudential measures adopted by the Central Bank of Brazil.

Income from Insurance retained Premiums, Pension Plans and Capitalization, and Banking Services Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1 h.

ii)     factors that materially affected the operating results

Directors report that no factors have occurred that might significantly affect the company’s operating results in the last three fiscal years other than those described in item 10.1 h) and 10.2.a i.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.38.

b)           variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Directors report that there were no significant variations in the issuer’s financial revenues or income attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended on December 31, 2012, 2011 and 2010.

c)            impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Additionally, in the event of the Brazilian real depreciating, we: (i) incur losses on our liabilities denominated in/or indexed to, foreign currencies, such as our long-term debt denominated in dollars and foreign currency borrowings to the extent that the cost in Brazilian reais if the related financial expense is higher, and (ii) incur gains on our assets denominated to or indexed to, foreign currencies, such as our securities and dollar – geared loans, when revenue from these assets measured in Brazilian reais increases. Conversely, when the Brazilian real appreciates: (i) incur losses on assets denominated in/or indexed to, foreign currencies, and (ii) incur gains on our liabilities denominated in/or indexed to, foreign currencies.

In 2012, the financial “interest” rate increased 11.6%, from R$37,670 million in 2011 to R$42,021 million in 2012. The increase of R$4,351 million in the income from interest transactions was mainly due to the increased business volume, and noteworthy were “Loans” and “Securities/Other.” It is worth mentioning that the interest rate (CDI) decreased from 11.6% in 2011 to 8.4% in 2012, and this decrease provided smaller gains in “Funding” margins.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.39.

In 2011, income from interest-bearing transactions increased 19.5%, from R$ 31,525 million in 2010 to R$ 37,670 million in 2011. The increase of R$ 6,145 million in the income from interest transactions was mainly due to the increased business volume, and noteworthy were “Loans” and “Funding”. It is worth mentioning that the interest rate (CDI) increased from 9.8% in 2010 to 11.6% in 2011, and this increase provided higher gains in “Funding” margins.

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)           introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)           creation, acquisition or sale of equity interest

For the Bradesco Organization, among the significant events highlighting the period, noteworthy were the following:

•               On March 2012, Bradesco started the operations of subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, aimed at prospecting opportunities and distributing fixed- and non-fixed income products. Accordingly, Bradesco expands its international distribution channels, strengthening contacts with global investors present in that market, in addition to providing access to a new base of institutional investors.

c)            unusual event or operations

In the period there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in item 10.1.h, that caused or are expected to cause significant impacts on its results.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.40.

10.4 - Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Directors should comment:

a)           significant changes in accounting practices

Directors report that no significant changes were made to the accounting practices we use in the fiscal years ended December 31, 2012, 2011 and 2010.

b)           significant effects of changes in accounting practices

Directors emphasize that, even though no significant changes were made to our accounting practices, it is worth mentioning that, unlike other publicly-held companies that already adopt all CPCs, financial institutions, proceeding with the convergence process with the international financial reporting standards (IFRS), in addition to four pronouncements of the Accounting Pronouncements Committee (CPC), previously approved by the National Monetary Council, four new pronouncements were approved by the in 2012 and 2011. The other CPC pronouncements, interpretations and guidelines will only be applicable to financial institutions after approval.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting pronouncements or if their adoption will be prospectively or retrospectively.

The eight CPC accounting pronouncements approved were as follows:

•               Resolution No. 3,566/08 – Asset impairment (CPC 01);

•               Resolution No. 3,604/08 – Statement of cash flows (CPC 03);

•               Resolution No. 3,750/09 – Related party disclosures (CPC 05);

•               Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•               Resolution No. 3,973/11 – Subsequent events (CPC 24);

•               Resolution No. 3,989/11 – Share-based payment (CPC 10);

•               Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23); and

•               Resolution No. 4,144/12 – Basic conceptual pronouncement (R1).

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.41.

Out of the pronouncements approved in 2011, CPCs 10 and 23 came into effect in the 2012 fiscal year. The CPC basic conceptual pronouncement, approved in 2012, also came into effect in 2012. These three pronouncements have not given rise to any change in the accounting practices adopted by the Bradesco Organization (as described in item 10.4.a of this Reference Form), or produced any effect in net income and shareholders’ equity.

c) reservations and emphases in the auditor’s opinion

There were no reservations and emphases in the auditor’s opinion.

10.5 - Critical Accounting Policies

Directors should indicate and comment on critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on matters that are uncertain and relevant to the description of the financial position and results, which require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, adjustments to foreign currency conversion, environmental remediation costs, impairment testing criteria for assets and financial instruments.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and accordingly, the Bank’s financial position.

Directors believe that the Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment and estimate or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. For each case, should we have prepared other estimates or the changes in estimates occurred from period to period, significant impacts might have occurred on our financial position or the result of our operations.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.42.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Central Bank of Brazil, together with the appraisals carried out by Management upon calculation of credit risks.

At the end of each period, the allowance for doubtful accounts is adjusted based on an analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In view of its nature, the determination of the allowance for doubtful accounts requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the estimate of the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment while we calculate the allowance for doubtful accounts include as follows:

•               Brazilian general economic conditions and relevant conditions in the sector;

•               previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•               credit quality trends;

•               values loan securities;

•               volume, composition and growth of our portfolio;

•               the Brazilian government’s monetary policy; and

•               any delays in receiving information necessary to evaluate operations or confirm existing impairment.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.43.

We use models to assist us in the analysis of our portfolios and calculate the required provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

The classification of securities and derivatives is in three categories: held for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date the securities are acquired, of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how we classify them upon their acquisition.

Circumstantial changes may alter our strategy in relation to a specific security, which would require transfer between the three categories.

Evaluation of Securities and Derivatives

Financial instruments recorded at fair value in our consolidated financial statements largely consist of securities classified as: (i) held for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. Fair value is defined as the value for which a position may be closed or sold in a transaction with an educated party willing to trade, on an arms’ length basis.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.44.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, our evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves evaluations and assumptions the origin of which is uncertain. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over the time as a result of unforeseen events or circumstances, and thereby change our judgment at the determination of the amount of our fiscal liabilities.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.45.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained under examination, even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available for sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment.  When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical Provisions for Insurance, Pension Plan and Capitalization

Technical provisions are liabilities representing estimates of the amounts to be due in a certain point in the future in favor of our customers, stakeholders, insured parties or their beneficiaries. Such actuarial hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective of ensuring actuarial credibility. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium or contribution shortage. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

46.

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are computed using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in income for the respective period.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization operations, future payments to our customers include provisions for redemptions and raffles. These are calculated on the monetarily adjusted nominal values of the securities.

Accounting Provisions and Contingent Liabilities

We make accounting provisions taking into consideration our legal advisors’ opinion, the nature of proceedings, their similarity with previous proceedings, their complexity and the Court’s award, whenever the loss is considered likely to occur, which would lead to a possible allocation of funds to settle the obligations, and when related amounts are quite securely measurable.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.47.

Contingent liabilities classified as eventual losses are not recognized for accounting purposes and should only be mentioned in explanatory notes when they are individually significant, while those classified as remote require no provisions or disclosure.

We continuously monitor the legal proceedings under way to evaluate, among other things: (i) their nature and complexity; (ii) process development; (iii) the opinion of our legal advisors; and (iv) our experience in similar proceedings. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)            the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)           the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 - Internal Controls relating to Preparation of Financial Statements – Levels of Efficiency and Deficiency and Recommendations in the Auditor’s Report

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

a)           the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

There were no eventual deficiencies, and consequently no actions were taken in the preparation of the Bradesco’s consolidated financial statements for the years ended on December 31, 2012, 2011 and 2010.

The Organization has a department managing internal control processes and an Internal Controls and Compliance Committee to advise the Board of Directors on fulfillment of its duties related to adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.48.

Based on a policy defined and approved by the Board of Directors, the Organization also keeps all components of the internal controls system up-to-date in order to mitigate the potential losses caused by its risk exposure and to strengthen its Corporate Governance processes and procedures. The effectiveness of the Organization’s internal controls is based on our people- processes-technology tripod. In this context, our skilled professional staff is working exclusively with previously determined processes using appropriate technology for business needs.

Our Policy for Internal Controls and Compliance, and our Corporate Methodology, are properly formalized and aligned with the leading frameworks for controls, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and Control Objectives for Information and Related Technology (COBIT), covering the Business and Technology aspects respectively, pursuant to National Monetary Council Resolution No. 2,554/98, the Public Company Accounting Oversight Board (PCAOB), and Sarbanes-Oxley Section 404.

Internal controls are developed in conjunction with the various business areas managing the Organization’s services, products and processes, and adherence tests are applied at the required intervals, and results reported to Bradesco’s Audit and Internal Controls and Compliance Committees and to its Board of Directors. In cases of non-compliance, the appropriate corrective measures are taken and duly monitored.

These measures taken as a whole translate into enhanced quality for operational processes and dissemination of the importance of the culture of controls while ratifying improvements for best practices.

It is important to highlight the benefits at the corporate level from complying with the above-cited Law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining Corporate Governance best practices.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.49.

b)           deficiencies and recommendations on internal controls included in the independent auditor’s report

In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

10.7 - Use of Proceeds from Public Offerings for Distribution and any Deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a)           how funds derived from the offering were used;

b)           whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)            if deviations occurred, the reasons for such deviations

There were no public offerings of distribution of securities in the years ended 2012, 2011 and 2010.

10.8 - Material Items not shown in Financial Statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a)           assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) operational leases, assets and liabilities; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing;

b)           other items omitted from the financial statements

No significant items were omitted from the accounting statements.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.50.

10.9 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a)           how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b)           nature and purpose of operation

c)            nature and amount of obligations and rights generated for the issuer under the operation

No significant items were omitted from the accounting statements.

10.10 - Business Plan

Directors should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)           investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2012, Bradesco continued to invest in the expansion of its network, taking the total number of points of service to 68,917 (in addition to branches, this total includes: service branches (local acronym PAs); ATMs (local acronym PAEs); ATMs outside our own network; the shared network of pooled ATMs; Bradesco Expresso POSs; Bradesco Sales Promotion, and foreign branches or subsidiaries).

We would highlight Bradesco Expresso’s growth of 23.6% on the previous year to reach a total of 43,053 points of service by end-2012.

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, basically shareholder equity.

2013

Our estimated IT infrastructure investment for 2013 is about R$4.8 billion, which is approximately 9.0% more than 2012’s (R$4.4 billion). We would also highlight our plans to open 49 branches.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009

.51.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

b)           if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)                 new products and services, showing: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed; iv) total costs incurred by the issuer with the development of new products and services

There are no new significant products and services, individually.

10.11 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors which could materially affect our operational performance that have not been

Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid, to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be held on March 11, 2013, at 4:15 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal for the net income allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2012 the net income of R$11,381,244,459.27, we propose:

a)  to allocate as follows: R$569,062,222.96 to the “Profit Reserves – Legal Reserve” account; R$6,917,183,910.55 to the “Profit Reserves – Statutory Reserve” account;  and R$3,894,998,325.76 for the payment of interest on shareholders’ equity and dividends, of which R$1,574,114,913.64 have already been paid and R$2,320,883,412.12 will be paid on 3.7.2013;

b)  the ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, in the amount of R$3,894,998,325.76, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2012 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been previously declared.

Cidade de Deus, Osasco, SP, February 6, 2013

Board of Directors

Lázaro de Mello Brandão                   - Chairman

Antônio Bornia                                  - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 2,028 of the Bank, held on February 6, 2013, drawn up in the Company`s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Further Information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

Information required by Attachment 9-1-II of CVM Instruction #481, as of December 17, 2009.

1.     Inform the annual net income.

The net income for fiscal year 2012 was R$11,381,244,459.27.

2.       Inform the total amount and the amount per share of dividends, including dividends already paid and interest on shareholders’ equity already declared

		Amount per Common Share		Amount per Preferred Share
Description	Amount R$ thousand	Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Monthly Dividends paid from February to July/2012	367,208	0.091609404	(*)	0.100770345	(*)
Interest on Shareholders’ Equity paid from August/2012 to January /2013	452,558	0.112907952	0.095971759	0.124198746	0.105568934
Intermediary Interest on Shareholders’ Equity of 1st half paid on 7.18.2012	754,349	0.188184678	0.159956976	0.207003146	0.175952674
Complementary Dividends to be paid on 3.7.2013	266,483	0.066485657	(*)	0.073134223	(*)
Complementary Interest on Shareholders’ Equity to be paid on 3.7.2013	2,054,400	0.512557736	0.435674076	0.563813510	0.479241484
Total Amount of Dividends and Interest on Shareholders’ Equity related to the year 2012	3,894,998	0.971745427	0.691602811	1.068919970	0.760763092

(*)Not subject to Withholding Income Tax

3.     Inform the percentage of net income for the fiscal year distributed

Description	Amount R$ thousand	Percentual
Net Income for the Fiscal Year 2012	11,381,244	-
Legal Reserve	(569,062)	-
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	10,812,182	-
Dividends Paid and to be Paid	633,691	-
Gross Amount of Interest on Shareholders’ Equity Paid and to be Paid	3,261,307	-
Total Gross Amount of Dividends and Interest on Shareholders’ Equity	3,894,998	36%
Withholding Income Tax on Interest on Shareholders’ Equity	(489,196)	-
Total Net Amount of Dividends and Interest on Shareholders’ Equity	3,405,802	31.5%

4.     Inform the total amount and the amount per share of dividends distributed based on income of previous years.

The distribution of dividends based on the income of previous years was not proposed.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.2.

5.     Inform, deducting the dividends already paid and interest on shareholders’ equity already declared:

a.     The gross amount of dividend and interest on shareholders’ equity, segregated by each type and class of share:

Not applicable. The Dividends and Interest on Shareholders’ Equity paid and to be paid were fully declared.

b.    The form and term of payment of dividends and interest on shareholders’ equity

Not applicable. The Dividends and Interest on Shareholders’ Equity paid and to be paid were fully declared.

c.      Possible impact of restatement and interest on the Dividends and Interest on Shareholders’ Equity

Not applicable. The Dividends and Interest on Shareholders’ Equity paid and to be paid were fully declared.

d.    Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders who will be entitled to receive them

Not applicable. The Dividends and Interest on Shareholders’ Equity paid and to be paid were fully declared.

6.     If there were a declaration of dividends or interest on shareholders’ equity based on profits earned in semi annuals balance sheets or shorter periods

a.    Inform the amount of dividends or interest on shareholders’ equity already declared

1.     The amount of Monthly Dividends paid is R$367,208 thousand.

2.     The amount of Monthly Interest on Shareholders’ Equity paid is R$452,558 thousand.

3.     The amount of Intermediary Interest on Shareholders’ Equity paid is R$754,349 thousand.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.3.

4.     The amount of Complementary Dividends is R$266,483 thousand, to be paid on 3.7.2013.

5.     The amount of Complementary Interest on Shareholders’ Equity is R$2,054,400 thousand, to be paid on 3.7.2013.

b.    Inform the date of the respective payments

1.       See the following table with Monthly Dividends payments:

Payment Date	Reference Month	Amount per Common Share	Amount per Preferred Share
2.1.2012	January	R$0.014541175	R$0.015995293
3.1.2012	February	R$0.014541175	R$0.015995293
4.2.2012	March	R$0.014541175	R$0.015995293
5.2.2012	April	R$0.015995293	R$0.017594822
6.1.2012	May	R$0.015995293	R$0.017594822
7.2.2012	June	R$0.015995293	R$0.017594822

2.       See the following table with Interest on Shareholders’ Equity payments:

Payment Date	Reference Month	Gross Amount per Common Share	Net Amount per Common Share	Gross Amount per Preferred Share	Net Amount per Preferred Share
8.1.2012	July	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
9.3.2012	August	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
10.1.2012	September	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
11.1.2012	October	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
12.3.2012	November	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
1.2.2013	December	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822

3.     The value related to Intermediary Interest on Shareholders’ Equity, in the amount of R$754,349 thousand, was paid on 7.18.2012.

4.     The value related to Complementary Dividends, in the amount of R$266,483 thousand, will be paid on 3.7.2013.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.4.

5.     The value related to Complementary Interest on Shareholders’ Equity, in the amount of R$2,054,400 thousand, will be paid on 3.7.2013.

7.     Provide a comparative table indicating the following amounts per each type and class of share:

a.     Net income of the fiscal year and of the 3 (three) previous years

Year	Amount R$
2012	2.98
2011	2.89
2010	2.66
2009	2.13

P.S.: Book Net Income per share adjusted by the bonus stock processes that have occurred in the previous years.

b.    Dividends and interest on shareholders’ equity distributed in the 3 (three) previous years

Fiscal Year 2011	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on 3.8.2012)	0.576206	0.633827	2,309,800	346,470	1,963,330
Intermediary Interest on Shareholders’ Equity (paid on 7.18.2012)	0.155521	0.171073	624,187	93,628	530,559
Monthly Dividends	0.163919	0.180311	655,057	-	655,057
Complementary Dividends (paid on 3.8.2012)	0.037742	0.041516	151,291	-	151,291
Total accured on 12.31.2011	0.933388	1.026727	3,740,335	440,098	3,300,237

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.5.

Fiscal Year 2010	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on 2.18.2011)	0.482462	0.530708	1,906,000	285,900	1,620,100
Intermediary Interest on Shareholders’ Equity (paid on 7.19.2010)	0.155521	0.171073	558,538	83,781	474,757
Monthly Dividends	0.158631	0.174494	589,105	-	589,105
Complementary Dividends (paid on 2.18.2011)	0.079771	0.087748	315,100	-	315,100
Total accured on 12.31.2010	0.876384	0.964022	3,368,743	369,681	2,999,062

Year 2009	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on 3.9.2010)	0.499755	0.549731	1,632,000	244,800	1,387,200
Intermediary Interest on Shareholders’ Equity (paid on 7.20.2009)	0.155521	0.171073	501,269	75,190	426,079
Monthly Dividends	0.157429	0.173172	507,818	-	507,818
Complementary Dividends (paid on 3.9.2010)	0.021439	0.023582	76,995	-	76,995
Total accured on 12.31.2009	0.834144	0.917558	2,718,082	319,990	2,398,092

8.     In case of allocation of profits to the legal reserve:

a.    Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve is R$569,062,222.96.

b.    Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law #6,404/76 and has the purpose of ensuring the integrity of the capital stock.

Out of the net income for the year, 5% (five percent) will be allocated to the recording of legal reserve, which shall not exceed 20% (twenty percent) of the Company’s capital stock. Pursuant the first Paragraph of Article 193 of the Corporate Law, the  legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182 (with amendments introduced by the Law # 11,638/07), exceeds 30% (thirty percent) of the capital stock.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.6.

Any net losses may be debited to the legal reserve. The amounts of the legal reserve must be approved at the annual shareholders’ meeting and may only be used to increase the Company’s capital stock or compensate losses. Thus, the resources from the legal reserve are not available for the payment of dividends.

On December 31, 2012, the amount of the legal reserve was R$3,838,474,433.34, which was equivalent to approximately 12.75% of the Company’s paid up capital on the same date.

9.     If the company owns preferred shares entitled to fixed or minimum dividends

a.    Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b.    Inform on whether the income for the fiscal year is sufficient for full payment of fixed or minimum dividends;

The Company has no preferred shares entitled to fixed or minimum dividends.

c.     Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d.    Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.7.

e.     Identify the fixed or minimum dividends to be paid per preferred share of each class

The Company has no preferred shares entitled to fixed or minimum dividends.

10.             In relation to the mandatory dividend

a.    Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 29 and 30 of the Bylaws, transcribed as follow:

“Article 29) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.                   constitution of the Legal Reserve;

II.                 constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.              payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.8.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.”

b.    Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.     Inform the amount eventually withheld

The Company has no Dividends withheld.

11.             If there is retention of mandatory dividend due to the company’s financial situation:

a.    Inform the amount withheld

The Company has no Dividends withheld.

b.    Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

The Company has no Dividends withheld.

c.     Justify the withholding of dividends

The Company has no Dividends withheld.

12.           If there is allocation of income to the reserve for contingencies

a.    Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.9.

b.    Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

c.     Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

d.    Justify the establishment of the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13.             If there is the allocation of income to the reserve of profits to be realized

a.    Inform the amount allocated to the reserve of profits to be realized

There is no proposal for the allocation of net income to the reserve of profits to be realized.

b.    Inform the nature of the unrealized profits that led to the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14.             If there is the allocation of income to the statutory reserves

a.    Describe the statutory clauses that establish the reserve

According to Article 194 of Law #6,404/76, Bradesco’s Bylaws may create reserves provided that, for each one, it:

-        indicates its purpose in an accurate and complete manner;

-        establishes the criteria to determine the annual portion of net income that will be allocated to its recording; and

-        establishes the reserve’s maximum limit.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.10.

Pursuant to the legislation, the Article 31 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, 100% (one hundred percent) may be allocated  to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event the Board of Executive Officers’ proposal for allocation of the net income for the fiscal year includes payment of dividends and/or interest on shareholders’ equity in an amount above the mandatory dividends established in Article 30, Item II of the Bylaws, and/or profit retention pursuant to Article 196 of Law #6,404/76 (with the amendments of the Law 10,303/01), the net income balance for the purposes of recording of this reserve shall be determined after these allocations are fully deducted.

b.    Identify the amount allocated to the reserve

The amount allocated to the reserve is R$6,917,183,910.55.

c.     Describe the method used to calculate the amount

The amount of R$6,917,183,910.55 is the result of the Net Income for the Fiscal Year, deducted from the Legal Reserve and of the Dividends and Interest on Shareholders’ Equity, as stated below:

Description	Amount R$ thousand
Net Income for the Fiscal Year 2012	11,381,244
Legal Reserve	(569,062)
Dividends paid and to be paid	(633,691)
Interest on Shareholders’ Equity paid and to be paid	(3,261,307)
Amount Allocated to the Statutory Reserves	6,917,184

15.             If there is retention of profits provided in the capital budget

a.    Identify the amount withheld

There is no proposal for the retention of profits provided in the capital budget.

b.    Provide a copy of the capital budget

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

.11.

There is no proposal for the retention of profits provided in the capital budget.

16.               If there is the allocation of income for the tax incentive reserve

a.    Inform the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

b.    Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Proposal of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors’ members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 11, 2013, at 4:15 p.m.

Dear Shareholders,

The parent companies of Banco Bradesco S.A., Cidade de Deus - Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposal to elect the Board of Directors’s members, as follows:

Therefore, they propose to reelect the following members: Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, RG (Identity Card) 1.110.377-2/SSP-SP, CPF (Individual Taxpayer’s ID) 004.637.528-72; Antônio Bornia, Brazilian, widower, bank employee, RG (Identity Card) 11.323.129/SSP-SP, CPF (Individual Taxpayer’s ID) 003.052.609-44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, RG (Identity Card) 3.076.007-0/SSP-SP, CPF (Individual Taxpayer’s ID) 113.119.598-15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, RG (Identity Card) 6.239.718-7/SSP-SP, CPF (Individual Taxpayer’s ID) 029.533.938-11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, RG (Identity Card) 5.700.904-1/SSP-SP, CPF (Individual Taxpayer’s ID) 032.376.698-65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, married, bank employee, RG (Identity Card)  5.284.352-X/SSP-SP, CPF (Individual Taxpayer’s ID) 250.319.028/68; Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, RG (Identity Card) 6.448.545/SSP-SP, CPF (Individual Taxpayer’s ID) 021.698.868/34; and Milton Matsumoto, Brazilian, married, bank employee, RG (Identity Card) 29.516.917-5/SSP-SP, CPF (Individual Taxpayer’s ID) 081.225.550/04, all of them domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900. All the appointed members:  1) will have a 1 (one) year term of office, extending up to the investiture of new Board Members to be elected in the 2014 Annual Shareholders’ Meeting; 2) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term of office.

Considering the provisions of CVM Instructions # 165, of December 11, 1991, and # 282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Proposal of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors’members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 11, 2013, at 4:15 p.m.

.2.

Voting by means of the multiple vote process shall be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates shall be nominated and elected individually, with the respective names registered with the Presiding Board.

Cidade de Deus, Osasco, SP, February 6, 2013

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

Further Information on the Board of Directors’ Members

Résumés of the Candidates Appointed to the Board of Directors - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Instruction # 480, as of 12.7.2009

Lázaro de Mello Brandão

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. age: 86 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions or functions held at Bradesco: Member of the Remuneration Committee (statutory), holding the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones[22].

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. résumé with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                  position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                  the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family.

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors from 3.27.2002 to 3.31.2008, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Silchester International Investors Limited

ii. indicate all management positions in exercise or exercised in publicly-held companies

Banco Bradesco S.A.

1.15.71- Executive Officer

9.12.77 – Executive Vice President

1.8.81 – Chief Executive Officer

3.10.82 – Chief Executive Officer and Vice Chairman of the Board of Directors

2.12.90 to 3.10.99 – Chief Executive Officer

since 2.12.90 – Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

2.14.78 - Officer

3.30.81 – Executive Vice President

4.23.81 – Chief Executive Officer

3.23.82 to 10.27.89 – Vice Chairman of the Board of Directors

9.28.90 to 4.14.99 – Chief Executive Officer

since 9.28.90 – Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 – Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.15.97 to 4.07.98 – Chief Executive Officer

12.16.97 to 6.29.98 – Chairman of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Chairman of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco BERJ S.A. (ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Chairman of the Board of Directors (on

6.11.2012 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 – Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

8.26.64 - Officer

2.09.78 - Executive Vice President

4.15.81 – Chief Executive Officer

3.23.82 – Chief Executive Officer and Vice Chairman of the Board of Directors and Control

3.29.90 to 11.04.92 - Chief Executive Officer and Chairman of the Board of Directors and Control

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 – Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.26.97 to 4.30.98 – Chief Executive Officer

12.29.97 to 4.29.2003 – Chairman of the Board of Directors (on

6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 – Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 – Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled CVM)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Chairman of the Board of Directors

Bradesplan Participações S.A.

3.08.84 to 4.30.99 – Chief Executive Officer

12.28.98 to 4.26.2006 – Chairman of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Chairman of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Chairman of the Board of Directors and Chief Executive Officer

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 – Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.28.2004 – Chairman of the Board of Directors (on

8.12.92 the CVM registration was canceled)

SID Informática S.A.

12.11.84 to 9.13.85 – Member of the Board of Directors

4.30.87 to 6.26.87 - Member of the Board of Directors

SID-Microeletrônica S.A.

6.27.86 to 6.26.87 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Lázaro de Mello Brandão holds a degree in Economy and Bussiness Adminsitration.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of 12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.      name: Mr.  Lázaro de Mello Brandão

b.      position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	Tenure ended in October	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	Tenure ended in September	Direct	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Mr.  Lázaro de Mello Brandão

b.        position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Chief Executive Officer	-	-	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

Antônio Bornia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Antônio Bornia
b. age: 77 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passaport number: CPF (Individual Taxpayer’s ID) 003.052.609/44
e. position held: Vice Chairman of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at Bradesco: Member of the Remuneration Committee (Statutory).
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors from 4.23.2010 to 3.26.2012, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Silchester International Investors Limited

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.29.75 – Deputy Officer

4.26.79 - Officer

6.08.81 – Executive Vice President

since 3.10.99 – Vice Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.23.82 - Officer

since 3.27.96 – Vice Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 - Vice Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.16.97 to 6.29.98 – Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Vice Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 - Vice Chairman of the Board of Directors (on

06.11.2012 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 – Member of the Board of Directors

7.01.2004 to 8.30.2004 - Vice Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.04.1992)

11.24.81 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.29.97 to 4.28.99 – Member of the Board of Directors (on 6.30.98 the CVM registration was canceled.)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Vice Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Vice Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled.)

Further Information on the Board of Directors’ Members

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 - Vice Chairman of the Board of Directors

Bradesplan Participações S.A.

3.10.82 - Officer

4.30.99 to 4.26.2006 – Vice Chairman of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Brasmotor S.A.

4.25.96 to 4.07.98 – Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 - Vice Chairman of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.29.99- Member of the Board of Directors (on 8.12.92 the CVM registration was canceled.)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Antônio Bornia holds a secondary degree.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of 12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.        Name:  Mr. Antônio Bornia

b.        Position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	Tenure ended in October	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Securities Hong Kong Limited	-	-	-	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.         name: Mr.  Antônio Bornia

b.        position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco	60.701.521/0001-06	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Executive Vice President	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Further Information on the Board of Directors’ Members

Mário da Silveira Teixeira Júnior

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Mário da Silveira Teixeira Júnior
b. age: 66 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 113.119.598/15
e. position held: Member of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions or functions held at Bradesco: Member of the Remuneration, Compliance and Internal Control Committees (Statutory). In this last Committee he holds the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A.:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family

• company: Banco Espírito Santo de Investimento, S.A.

•                position and functions inherent to the position: Sitting Member of the Board of Directors from 3.26.2002 to 3.16.2009, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws: to manage the Company’s activities and fully represent it in and out of court.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 – Department Officer

3.12.92 – Executive Managing Officer

3.10.98 – Executive Vice President

3.10.99 to 7.16.2001 – Member of the Board of Directors

since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.27.92 to 3.26.97 - Officer

3.26.98 - Officer

since 3.30.98 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Member of the Board of Directors

7.16.2001 to 3.14.2002 – Chief Executive Officer

since 4.30.2002 - Member of the Board of Directors

Vale S.A.

4.16.2003 - Member of the Board of Directors

since 5.21.2003 – Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 7.16.2001 - Member of the Board of Directors

(on 12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

4.07.98 to 6.29.98 - Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

4.22.2002 to 4.24.2003 - Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 - Member of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.8.2012 - Member of the Board of Directors (on

06.11.2012 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 - Member of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

3.30.92 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 7.16.2001 - Member of the Board of Directors (on 6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Member of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Member of the Board of Directors (on

6.20.2000 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 7.16.2001 - Member of the Board of Directors

4.17.2002 to 4.30.2003 - Member of the Board of Directors

Bradesplan Participações S.A.

3.20.98 - Officer

4.30.99 - Member of the Board of Directors

7.17.2001 to 3.14.2002 – Chief Executive Officer

4.30.2002 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

COFAP - Companhia Fabricadora de Peças

6.24.96 to 10.24.97 - Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.97 to 4.24.2000 - Member of the Board of Directors

8.02.2001 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

3.1.96 to 4.25.2000 – Sitting Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 – Sitting Member of the Board of Directors

CPFL Geração de Energia S.A.

8.02.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Member of the Board of Directors

Net Serviços de Comunicação S.A.

2.05.98 to 4.25.2000 – Deputy Member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Rio Grande Energia S.A. 12.09.97 to 4.27.2000 – Deputy Member of the Board of Directors

São Paulo Alpargatas S.A.

3.29.96 - Member of the Board of Directors

2.03.97 to 4.14.99 – Sitting Member of the Board of Directors

Scopus Tecnologia S.A.

4.30.92 to 2.16.94 - Member of the Board of Directors (on 8.12.92 the CVM registration was canceled)

Tigre S.A. Tubos e Conexões

4.14.97 to 4.14.98 – Sitting Member of the Board of Directors

VBC Energia S.A. (ex-Serra da Mesa Energia S.A.)

3.21.97 to 4.25.2000 - Member of the Board of Directors

11.07.2001 – Chairman of the Board of Directors

11.14.2003 to 4.28.2005 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.

Further Information on the Board of Directors’ Members

b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. Mário da Silveira Teixeira Júnior holds a degree in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.    name:  Mr. Mário da Silveira Teixeira Júnior

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Tenure ended in October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name:  Mr. Mário da Silveira Teixeira Júnior

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

João Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. age: 52 years old
c. profession: Agronomist Engineer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

Further Information on the Board of Directors’ Members

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family.

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, from April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. João Aguiar Alvarez is graduated in Agronomy from Faculdade Pinhalense de Ensino - Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Mr.  João Aguiar Alvarez

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Denise Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
b. age: 55 years old
c. profession: Educator
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 032.376.698/65
e. position held: Member of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Família Aguiar.

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since July 18, 1988, she started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.90 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of Bradesco: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Ms. Denise Aguiar Alvarez is graduated in Pedagody from PUC - Pontifícia Universidade Católica de São Paulo, with Master Degree in Education from New York University - USA.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.       name: Ms.  Denise Aguiar Alvarez

b.      position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Luiz Carlos Trabuco Cappi

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. age: 61 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 250.319.028/68
e. position held: Member of the Board of Directors and Chief Executive Officer
f. election date: __.__.____
g. inauguration date: Board of Directors on __.__.____ and Board of Executive Officers on __.__.____
h. term of office: Board of Directors until __.__.____ and Board of Executive Officers until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting ____.

i.                other positions held at the issuer: Member of the Remuneration Committee (Statutory). He is also Member of the Executive Committees: Strategic Planning, and of the People Management and Human Resources, being Coordinator in the last two Committees.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Member of the Board of Directors and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Direct:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Outhers:

Família Aguiar.

• company: Bradesco Seguros S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; supervises and coordinates the activities of its members; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Seguros:

- Controlling Group:

Bradseg Participações S.A. and Banco Bradesco S.A.

• company: Bradesco Auto/RE Companhia de Seguros

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; directs social activities and enforces policy established and the decisions of the Board of Executive Officers; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform various kinds of insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Auto/RE:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Bradesco Capitalização S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding the meetings of the Board of Executive Officers and supervising and coordinating the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform all transactions that can be carried out by capitalization firms within applicable legal and regulatory regulations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Capitalização:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A.

• company: Bradesco Saúde S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 27, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding the meetings of the Board of Executive Officers and supervising and coordinating the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The development and implementation of private insurance operations, exclusively in the area of health care, in all of its modalities, as defined by applicable law, with operations in other areas and insurance modalities being prohibited, and can also participate as a Partner or Shareholder in other Companies.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Saúde:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-executive Member of the Board of Directors from 7.16.2009 to 3.31.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Silchester International Investors Limited

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 to 3.12.92 – Department Officer

3.10.98 – Executive Managing Officer

3.10.99 – Executive Vice President

since 3.10.2009 - Member of the Board of Director and Chief Executive Officer

Bradesco Leasing S.A. - Arrendamento Mercantil

4.14.99 - Officer

since 4.30.2009 – Member of the Board of Directors and Chief Executive Officer

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Odontoprev S.A.

since 12.23.2009 – Chairman of the Board of Directors

Banco Alvorada S.A.

6.09.2003 to 4.11.2004 – Executive Vice President (on 10.28.2003 the CVM registration was canceled)

Banco Baneb S.A. (extinct on 12.30.2004)

7.22.99 to 4.25.2002 – Executive Vice President (on 12.1.2000 the CVM registration was canceled)

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 – Institutional Relations Officer

4.22.2002 to 4.24.2003 - Officer (on 1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

4.25.2006 to 11.30.2006 - Officer (on 5.31.2006 the CVM registration was canceled)

Banco BERJ S.A. (ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 - Member of the Board of Director and Chief Executive Officer

since 11.3.2011 – Chief Executive Officer (on 6.11.2012 the CVM registration was canceled)

Banco Bradesco BBI S.A.

4.08.2004 to 5.30.2006 - Officer (on 8.06.2004 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

1.31.2003 to 3.09.2004 – Executive Vice President (on 9.30.2003 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.

4.30.99 to 4.28.2000 – Officer

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

4.30.2004 to 4.24.2006 - Executive Vice President (on 12.23.2004 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. Luiz Carlos Trabuco Cappi is graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with Post Graduation in Social Psychology from Fundação Escola de Sociologia e Política de São Paulo.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/3):

a.      name:  Mr. Luiz Carlos Trabuco Cappi

b.     position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	Chief Executive Officer	-	-	Chief Executive Officer		Indirect	Chief Executive Officer	Term ended in April	Indirect
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Director and Chief Executive Officer	-	Direct	Member of the Board of Director and Chief Executive Officer	Term as Memberof the Board of Directors ended in October	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Member of the Board of Director	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Chief Executive Officer	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	2.568.821/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct
Bradesco Services Co., Ltd.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	-	-	-	Manager	-	Direct	Manager	-	Direct
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Elo Participações S.A.	09.227.099/0001-33	Chief Executive Officer	-	-	Chief Executive Officer	Term of office ended in April	Indirect	-	-	-
Elo Serviços S.A.	09.227.084/0001-75	Chief Executive Officer	-	-	Chief Executive Officer	Term of office ended in April	-	-	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	-	-	-
Odontoprev S.A.	58.119.199/0001-51	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
União Participações Ltda.	05.892.410/0001-08	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

 ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name:  Mr. Luiz Carlos Trabuco Cappi

b.        position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.318/0001-18	Officer	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Carlos Alberto Rodrigues Guilherme

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. age: 69 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: Member of the Statutory Committees of Remuneration, Ethical Conduct, Compliance and Internal Control and Audit, being the Coordinator of this last one.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações

- Others

Família Aguiar

• company: Bradesco Leasing S.A. - Arrendamento Mercantil
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Família Aguiar

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco; Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.86 – Department Officer

3.10.98 – Executive Deputy Officer

3.10.99 – Executive Managing Officer

since 3.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Banco BERJ S.A. (ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Member of the Board of Directors (on 6.11.2012 the CVM registration was canceled).

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 4.29.2003 - Officer (on 6.30.98 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Carlos Alberto Rodrigues Guilherme is graduated in Law from Fundação Pinhalense de Ensino.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.           name: Mr.  Carlos Alberto Rodrigues Guilherme

b.          position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Term ended in October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Mr.  Carlos Alberto Rodrigues Guilherme

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações	04.233.319/0001-18	Officer	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Milton Matsumoto

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. age: 67 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 081.225.550/04
e. position held: Member of the Board of Directors
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: Member of the Statutory Committees of Remuneration, Compliance and Internal Control, and Ethical Conduct, being the Coordinator of this last one.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others

Família Aguiar

• company: Bradesco Leasing S.A. - Arrendamento Mercantil
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. – Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Família Aguiar

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Other

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.11.1985 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

since 3.10.2011 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.29.2011 - Member of the Board of Directors

Bradespar S.A.

since 4.28.2011 - Member of the Board of Directors

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Member of the Board of Directors (on 6.11.2012 the CVM registration was canceled).

CPM Braxis S.A.

2.24.2003 to 3.20.2007 – Deputy Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Milton Matsumoto is graduated in Business Administration from UNIFIEO - Centro Universitário FIEO.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.         name: Mr. Milton Matsumoto

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Term ended in October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Mr.  Milton Matsumoto

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2010		Parent Company	2011		Parent Company	2012		Parent Company
		Positon	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.318/0001-18	-	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Dear Shareholders,

The parent companies of Banco Bradesco S.A., Cidade de Deus - Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposal to:

I. Elect the Fiscal Council’s members:

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of deputy members, shareholders or not, all with terms valid until the first Annual Shareholders’ Meeting being held after their election.

Pursuant to letter “b”, Paragraph 4 of Article 161 of Law # 6,404/76, the shareholders entitled to voting rights (with exception of the minority shareholders, to whom the item “a” of Paragraph Four of the said Article applies) may elect the majority of the Fiscal Council’s members and their respective deputies.

Thus, the parent companies propose that the Fiscal Council be installed on a non-permanent basis, with term of office until the first Annual Shareholders’ Meeting to be held after their election, and the controlling shareholders shall appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to elect:

a)       as sitting members, Mr. Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, RG (Identity Card) 3.962.261/SSP-SP, CPF (Individual Taxpayer’s ID) 036.974.608/20; and João Carlos de Oliveira,  Brazilian, married, business consultant, RG (Identity Card) 993.835/SSP-PR, CPF (Individual Taxpayer’s ID) 171.602.609/10, both domiciled at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and

b)      as deputies of the members above mentioned, respectively, Mr. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, RG (Identity Card) 5.546.755/SSP-SP, CPF (Individual Taxpayer’s ID) 399.738.328/68, and        Mr. Renaud Roberto Teixeira, Brazilian, married, entrepreneur, RG (Identity Card) 3.022.895/SSP-SP, CPF (Individual Taxpayer’s ID) 057.180.078/53, both domiciled at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900.

Further Information on the Board of Directors’ Members

In compliance with the provisions of letter “a”, Paragraph Four of Article 161 of Law # 6,404/76, preferred shareholders, in separate votes,  are entitled to appoint a sitting member and respective deputy. The minority shareholders shall have the same right, provided that they jointly represent ten per cent or more of the voting shares.

Thus, Bradesco, in order to speed the process and facilitate the works in the Shareholders’ Meeting, recommends that the shareholder or group of shareholders who wish to indicate candidates to compose the Fiscal Council, in its discretion, send to the Company, preferably, within up to 2 (two) working days before the date set for the completion of the respective Annual Shareholders’ Meeting, their names, qualifications and curricula, observing the same rules and conditions of election. Such information must be directed via e-mail to governancacorp@bradesco.com.br and, alternatively, by fax at (55 11) 3684-4630 or (55 11) 3683-2564.

The appointed Fiscal Council’s Members will take office after their names are approved by the Central Bank of Brazil. They comply with the conditions set forth in Article 162 of Law # 6,404/76, and they declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

II.     Establish the compensations of the Fiscal Council’s Members:

Pursuant to Paragraph Three, Article 162, of Law # 6,404/76, the compensation of the members of the Fiscal Council shall be determined at the General Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

At the Annual Shareholders’ Meeting held on March 9, 2012, it was established a monthly amount of R$12,000.00 to each member.  For 2013, we propose the maintenance of the monthly  compensation  of  R$12,000.00  (twelve thousand reais)  to   each  Sitting  Member of the Fiscal Council and the Deputy Members are remunerated only when they replace the Sitting Members, in the  cases  of  vacancy  or  temporary  impediments.

Further Information on the Board of Directors’ Members

Cidade de Deus, Osasco, SP, February 6, 2013

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

Further Information on the Board of Directors’ Members

Résumés of the Candidates Appointed to the Fiscal Council - Information pursuant to items 12.6 to 12.10 of the Reference Form of CVM Rule # 480, as of 12.7.2009

Nelson Lopes de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, state, as a table:
a. name: Nelson Lopes de Oliveira
b. age: 71 years old
c. profession: Entrepreneur
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 036.974.608/20
e. position held: Sitting Member of the Fiscal Council.
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

Further Information on the Board of Directors’ Members

•           position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off; to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.; NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.1.1989 – Regional Officer

3.10.1998 – Department Officer

3.14.2002 – Deputy Member of the Fiscal Council

since 9.03.2008 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Nelson Lopes de Oliveira holds secondary degree.

Further Information on the Board of Directors’ Members

João Carlos de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Carlos de Oliveira
b. age: 60 years old
c. profession: Business Consultant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 171.602.609/10
e. position held: _________________________
f. election date: __.__.____
g. inauguration date: __.__.__
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: _____.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHIG TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• Company: Tecnologia Bancária S.A.

•                 position and functions inherent to the position: From May 2008 to April 2009, he held the function of Business Consultant in the development of a company for transport of valuables TBForte, establishing control levels, processes of security and operation. From July 2009 to January 2013, he held the function of Executive General Manager of External Audit, whose duties were to guide audits of operational, financial and strategic processes with report to the Audit Committee and Board of Directors.

•                  the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Specialized in management of ATM banking network, whose main focus is to act as a complementary network of banks in the relationship with their customers.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of TecBan:

Tbnet Comércio, Locação e Administração Ltda.; TBForte - Transportadora de Valores Brasil Forte Ltda.

ii. indicate all management positions in exercise or exercised in publicly-held companies: NOTHING TO DECLARE.
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. João Carlos de Oliveira is graduated in Management from UNIFIEO – Centro Universitário FIEO, with MBA – Controller from FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (USP).

Further Information on the Board of Directors’ Members

Jorge Tadeu Pinto de Figueiredo

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. age: 60 years old
c. profession: Lawyer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•           position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off; to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1998 to 3.10.2000 – Department Officer

3.14.2002 to 3.12.2007 – Deputy Member of the Fiscal Council

since 3.10.2009 - Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Jorge Tadeu Pinto de Figueiredo is graduated in Business Administration and Law from Centro Universitário FIEO - UNIFIEO.

Further Information on the Board of Directors’ Members

Renaud Roberto Teixeira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. age: 69 years old
c. profession: Entrepreneur
d. CPF (Individual Taxpayer’s ID) or passport number: CPF (Individual Taxpayer’s ID) 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: __.__.____
g. inauguration date: __.__.____
h. term of office: until __.__.____
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off; to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.02.1995 to 3.10.2004 – Regional Officer

since 3.10.2005 – Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Renaud Roberto Teixeira holds secondary degree.

Further Information on the Board of Directors’ Members

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposals for the Management Compensation, as follows:

For the year 2013, we propose to maintain unchanged the amounts established at the Annual Shareholders’ Meeting held on 2012, as follows:

•     the total annual amount (fixed fees and possible variable compensation) of up to R$250,000,000.00 to the  compensation; and

•     the  annual amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plans targeted at the Management and Employees of Bradesco Organization.

These amounts are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

The Remuneration Committee will permanently assess the company’s performance, the fulfillment of objectives and the business sustainability, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

Pursuant to letter “n” of Article 9 of the Bylaws, the annual global compensation and the social security amount will be distributed at a meeting of the Board of Directors to its members and to the members of the Board of Executive Officers.

Cidade de Deus, Osasco, SP, February 6, 2013

Board of Directors

Lázaro de Mello Brandão                   - Chairman

Antônio Bornia                                  - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 2,028 of the Bank, held on February 6, 2013, drawn up in the Company`s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Further Information on the Board of Directors’ Members

Information according to item 13 of the Reference Form of CVM Instruction #480, as of 12.7.2009

13. Management Compensation

13.1. Description of the policy or compensation practice, including the non-statutory Board of Executive Officers

a)      Objectives of the policy or practice of compensation

In 2012, the Annual Shareholders’ Meeting approved, for that fiscal year, the amount of up to R$250,000,000.00 for the Management Compensation (Board of Directors and Board of Executive Officers).

At the same time, in item 13.2 of the Reference Form – 2012, said amount was dismembered in the title “Total Compensation for the current Year 12.31.2012 – Annual Values” as "Annual Fixed Remuneration", being R$46,000,000.00 for the Board of Directors and R$204,000,000.00 for the Board of Executive Officers.

On the other hand, in the same year, Bradesco adapted its compensation policy for managers to reflect the objectives outlined by Resolution # 3,921, of the National Monetary Council, of 11.25.2010, which resulted in the payment of part of the amount approved in the Annual Shareholders’ Meeting, as variable compensation. Thus, these values are reflected, in this document, in items 13.2 - Total compensation of the board of directors, statutory board of executive officers and fiscal council, title "Total compensation for the Fiscal Year on 12.31.2012 -  Annual Values”, and 13.3 - Variable compensation of the board of directors, statutory board of executive officers and fiscal council, title "iv. value effectively recognized in the results of 2012.”

Therefore, and as described in this document, the Compensation Policy of the Bradesco organization aims to:

•     ensure that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•     to provide alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors, and

Further Information on the Board of Directors’ Members

•     to ensure that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted short, medium and long term.

b)      Composition of compensation, indicating:

i.   description of the compensation elements and the objectives of each one of them

a)       Board of Directors and Board of Executive Officers

The Management compensation consists of Fixed Compensation, represented by Monthly Fees fixed for the duration of their term, and any Variable Compensation awarded according to the criteria of multiple Monthly Fees, until the limit authorized by the Shareholders' Meeting or by the Managing Bodies.

In addition, annually, a proposal is submitted for approval by the Shareholders' Meeting to fund the Open Complementary Pension Plan for Managers and Employees of  Bradesco Organization, the amounts of which are shown in item 13.2 as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/Nº 007/2011, in item 13.2, for the years 2012, 2011 and 2010, we are indicating the amounts corresponding to INSS (social security) contributions paid by Bradesco and recognized in its results.

b)      Fiscal Council

Compensation of the Members of the Fiscal Council shall be determined by the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without, under current legislation, the payment of benefits, expense account and of the Company’s profit sharing.

c)        Audit Committee

Further Information on the Board of Directors’ Members

The composition of the compensation of the Members of the Audit Committee, with exception of one member that only receives compensation to participate in the Board of Directors, is 100% fees, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including the regulatory bodies.

d)      Compensation Committee

The Compensation Committee, defined in the Bylaws, shall be composed by members chosen among the members of the Company’s Board of Directors, and, also, as required by the Resolution #3,921 as of 11.25.2010, of the National Monetary Council, by 1 (one) member non-administrator. The Member of the Board of Directors and the member non-administrator, when an employee of the Bradesco Organization, will not be compensated by hold the position of Member of the Remuneration Committee. While being a non-employee, when nominated, the Member will have its compensation set by the Board of Directors, according to the market parameters. No Manager of Bradesco Organization is remunerated for the performance of their duties in the Organization’s Committees.

e)        Other Committees

The members of the other Committees (statutory and executive ones) are remunerated only for their duties which they perform in the management bodies or executive areas, in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred Committees.

ii.       the  proportion of each component in the total compensation

The Managers' compensation is composed by Fixed Compensation, represented by Monthly Fees fixed according to the duration of his term, and possible Variable Remuneration awarded according to the criteria of multiple Monthly Fees, until the limit authorized in the Shareholders' Meeting, or by the Administration Bodies, as appropriate.

Further Information on the Board of Directors’ Members

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

2012 Fiscal Year ended in December 31, 2012	[1] Annual Fixed Compensation	[2] Variable Compensation	[3] Benefit Post Employment	Total
Board of Directors	25.39%	30.00%	44.61%	100%
Board of Executive Officers	25.44%	29.54%	45.02%	100%
Fiscal Council	100%	0,00%	0,00%	100%
Audit Committee (except one Committee member who is also a Board of Directors’ member, and his compensation is calculated considering his Board of Directors’ membership)	100%	0,00%	0,00%	100%

Notes:

1. The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results.

2. The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results.

3. The amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

iii. methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Bradesco Organization comprises:

• Fixed Compensation or Monthly Fees: monthly fixed fees established for the period of the Administrator’s term.

• Variable Compensation: eventual amount, attributed to the Managers, in addition to the Fixed Compensation. It is important to highlight that the total of the Variable Compensation will be paid at a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares, issued by Banco Bradesco S.A., which will be filed and unavailable ("Restricted Shares"). The Restricted Shares will become available in 3 (three) equal, annual and successive installments. The first installment will expire in the year subsequent, in relation to the date of payment.

• The Global Amount: includes the total compensation (fixed fees and any possible Variable Compensation).

Further Information on the Board of Directors’ Members

To determine the global amount for compensation, the Bradesco Organization observes the following aspects:

1. The Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Global Amount for compensation (Monthly Fees and possible Variable Compensation) and the payment of the Variable Compensation limited to Global Amount, to be distributed to the Managers of each subsidiary of the Organization.

To define the Global Amount for compensation (monthly fees and possible Variable Compensation), the Remuneration Committee shall observe the following aspects:

• size and result of the company comparing to its competitors;

•domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•internal and external factors that may affect the Organization’s businesses (current and potential risks); and

•Organization’s global performance, involving the income realized recurrent and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DPOC (Department of Planning, Budget and Control), General Accounting, DCIC (Department of Internal Controls and Compliance), and DCIR (Department of Integrated Risk Control), besides other areas it deems appropriate.

2. Board of Directors: Organization's highest management body. It must evaluate the Remuneration Committee proposals and approve them, fully or with amendments it deems necessary, or reprove them, observing the following.

3. Annual Shareholder’s Meeting/Quota Holders Meeting: the Annual Shareholders Meeting, of each Company of the Organization, must approve the Global Amount for the compensation of its respective Company, as well as the Quota Holders in the case of the respective Limited Companies.

After fulfilled all steps to determine and approve de Global Amount for compensation, it is incumbent on the corresponding Managing Body of each one of Organization’s company  define the compensation of each one of its Managers, comprised by Monthly Fees and an possible Variable Compensation.

Further Information on the Board of Directors’ Members

Audit Committee

The process for calculate and adjust the Audit Committee’s compensation starts in the Remuneration Committee. The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of fees for each Committee’s member.

iv. reasons that justify the composition of compensation

Bradesco Organization adopts the system of "Closed Career", hiring people, preferably, to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled with trained professionals at own Organization and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, the Bradesco Organization promotes a constant and rotational motion, shifting employees/Managers, especially those in positions of command of areas. The Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern to the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time devoted to their duties; (iii) the competence and professional reputation, considering their experience and qualifications; and (iv) the value of its services in the market.

c)     main performance indicators that are taken into consideration in determining each component of compensation

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

Further Information on the Board of Directors’ Members

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the global performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

The performance of Managers, considering the individual performances and of their respective areas, is accompanied by their respective superiors.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, as the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For areas assessment, are considered, as a minimum, the following groups of indicators:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.  actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize your results with minimum use of resources;

c.   actions directed to governance: are corporate indicators that measure exposure to risk, properly monitored by the responsible Area (Integrated Risk Control Department-DCIR), and of internal controls, properly monitored by the responsible Area (Department of Internal Controls and Compliance – DCIC);

d.  actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal customers or external; and

e.   actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, are considered, as a minimum, the following indicators:

Further Information on the Board of Directors’ Members

a.   partnership with customers: aims to evaluate the service quality standards and partnerships with internal or external clients;

b.  quality of the products/services: aims to evaluate the quality standards of products/services rendered according to the area of the Manager evaluated;

c.   leadership team: evaluates the team management process;

d.  planning: assessing the ability to plan the activities of your area in the medium and long term;

e.   overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

f.    applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance evaluations of Managers in the areas of internal control and risk management should be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. It is considered areas of internal control and risk management in the context of the Bradesco organization the Department of Internal Controls and Compliance – DCIC, the Integrated Risk Control Department-DCIR, and the General Inspectorate Department-IGL, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Global Amount, to set the value of the Fixed Compensation and, by consequence, any Variable Compensation of each of the Managers, in compliance with the following rules:

                        i.     uniformity of compensation between members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

Further Information on the Board of Directors’ Members

                     ii.     part of the Global Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Fee;

                   iii.     the remaining part of the Global Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply, as a minimum, in addition to the scenarios set for the period, the performance (i) individual and unit of the business/area under the responsibility of the Manager; (ii) the performance of the Organization as a whole; and (iii) the relationship between these performances and the risks assumed, recording the result of these analyses in the minutes of meeting of the Body itself, covering the distribution proposal.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, if applicable, the amount of the Variable Compensation that will be paid to Managers, which will correspond to multiple equal Monthly Fee that each Director is receiving at the date of the resolution for payment of Variable Compensation.

e)  how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to fix the Managers’ Compensation, is taken into consideration the organizational culture, having as the main practices the "Rotation of Duties" in management positions, the adoption of the system of "Closed Career" for the ascension in functional and managing positions and the taking decisions, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The system of "Closed Career" is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, have absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Further Information on the Board of Directors’ Members

By force of this practice, consistently adopted over decades, is that the leadership positions, including in the Board of Directors, are held by people who began his career at Bradesco Organization.

In addition to this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable ("Restricted Shares").

Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the subsequent year, counted from the first working day following the date of the beginning of his unavailability, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Period of Deferral.

For the establishment of the deferral of 50% described previously, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution # 3,921, the Organization takes into account the rotation of duties of the Managers mentioned, as well as the collegiate decision-making process through its various committees, with a consequent dilution of possible risks arising from its decisions. Thus, a single 50% of net amount of Variable Remuneration, therefore above 40% provided for in Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)     existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Bradesco does not practice this type of compensation for the mentioned Bodies.

g)    existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

Further Information on the Board of Directors’ Members

13.2. - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year 12.31.2013 – Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	7	89	3	99
Fixed annual compensation
Salary or fees	23,000,000.00	102,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	0	0	0	0,00
Commitee membership	0	0	0	0,00
Other	0	0	0	0,00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	23,000,000.00	102,000,000.00	0.00	125,000,000.00
Description of other variable compensations

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment	46,000,000.00	204,000,000.00	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0

Further Information on the Board of Directors’ Members

Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	92,000,000.00	408,000,000.00	432,000.00	500,432,000.00

Total compensation for fiscal year on 12.31.2012 - Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	7.00	90.75	3.00	100.75
Fixed annual compensation
Salary or fees	21,120,000.00	94,377,400.00	432,000.00	115,929,400.00
Direct and indirect benefits	0	0	0	0.00
Commitee membership	0	0	0	0.00
Other	4,752,000.00	21,234,915.00	97,200.00	26,084,115.00
Description of other fixed compensations	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	30,572,080.00	134,193,605.00	0.00	164,765,685.00
Description of other variable compensations

Variable Compensation (Gratification) R$24.956.800,00, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,615,280.00

Variable Compensation (Gratification) R$107,545,800.00, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$24,647,805.00

Post-employment	45,459,184.00	204,540,816.00	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	101,903,264.00	454,346,736.00	529,200.00	556,779,200.00

Further Information on the Board of Directors’ Members

Total compensation for fiscal year on 12.31.2011 - Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	6.83	87.75	3.00	97.58
Fixed annual compensation
Salary or fees	20,440,000.00	87,004,800.00	432,000.00	107,876,800.00
Direct and indirect benefits	0	0	0	0.00
Participation in Committees	0	0	0	0.00
Other	36,611,235.83	162,193,964.17	97,200.00	198,902,400.00
Description of other fixed compensations	Additional Fees R$26,132,437.41 INSS (Social Security) recognized in the Company’s results: R$ 10,478,798.42	Additional Fees R$116,422,762.59 INSS (Social Security) recognized in the Company’s results: R$ 45,771,201.58	Social Security (INSS) recognized in the Company’s results: R$97,200.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	0.00	0.00	0.00	0.00
Description of other variable compensations
Post-employment	47,391,229.63	202,608,770.37	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10
Total compensation	104,442,465.46	451,807,534.54	529,200.00	556,779,200.00

Total compensation for fiscal year on 12.31.2010 - Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	6.75	82,08	3	91.83
annual fixed compensation
Salary or fees	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	0	0	0	0.00
Participation in Committees	0	0	0	0.00
Other	19,940,000.00	82,547,400.00	97,200.00	102,584,600.00
Description of other fixed compensations	Additional Fees R$12,740,000.00 INSS (Social Security) recognized in the Company’s results: R$ 7,200,000.00	Additional Fees R$51,497,400.00 INSS (Social Security) recognized in the Company’s results: R$31,050,000.00	INSS (Social Security) recognized in the Company’s results: R$ 97,200.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	32,000,000.00	137,999,425.63	0	169,999,425.63
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10
Total compensation	71,200,000.00	307,049,425.63	529,200.00	378,778,625.63

Further Information on the Board of Directors’ Members

13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council:

a.    body

b.    number of members

c.     in relation to bonus:

i.   minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount of the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Number of Members	Maximum amount provided to the Compensation Plan (*)
Board of Directors	7	23,000,000.00
Board of Executive Officers	89	102,000,000.00
Total	96	125,000,000.00
Fiscal Council (**)	3	0.00

Further Information on the Board of Directors’ Members

(*)The global annual amount for the compensation is up to R$250,000,000.00, being provided R$125,000,000.00 as fees and R$125,000,000.00 as variable compensation.

(**)The Composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish value for compensation linked automatically to the achievement of goals for the Board of Directors, Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the global performance of the Organization, regardless of area, whether considered support or business, technical or relationship area.

iv. amount effectively recognized in the results of 2012.

Body	Number of Members	Amount recognized in the results of 2012
Board of Directors	7.00	24,956,800.00
Board of Executive Officers	90.75	109,545,800.00
Total	97.75	134,502,600.00
Fiscal Council (*)	3.00	0.00

(*) The composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

d)  in relation to the participation in the result:

i. minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Board of Executive Officers and Fiscal Council.

ii. maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Board of Executive Officers and Fiscal Council.

iii. amount provided in the compensation plan, in case the goals are met

Further Information on the Board of Directors’ Members

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

Body	BRADESCO		BBD PARTICIPAÇÕES		BRADESPAR
	Common	Preferred	Common	Preferred	Common	Preferred
Board of Directors	13,478,289	17,889,944	55,697,329	-	849,616	1,274,292
Board of Executive Officers	431,387	1,197,576	42,032,327	18,934,509	4,180	60,905
Fiscal Council	10,207	149,389	-	-	2,968	10,848

13.6 – Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Further Information on the Board of Directors’ Members

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.7 – Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expering the first installment in the year subsequent, regarding the date of effective payment.

13.8 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expering the first installment in the year subsequent, regarding the date of effective payment.

13.9 – Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expering the first installment in the year subsequent, regarding the date of effective payment.

Further Information on the Board of Directors’ Members

13.10 – Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a) body

See table 13.10

b) number of members

See table 13.10

c) name of the Plan

Plano II de Previdência Privada - PGBL

d) number of managers that meet the conditions to retire

See table 13.10

e) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

g) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two fiscal years subsequent to the contributions made, in compliance with the rules that govern the matter.

Further Information on the Board of Directors’ Members

Table 13.10

Body	Number of Participant Members		Item "i"	Item "ii"	Item "iii"
	Retired	Active		R$	R$
Board of Directors	5	2	-	151,970,153.47	45,459,184.00
Board of Executive Officers	16	72	-	372,922,097.43	204,540,816.00
TOTAL	21	74	-	524,892,250.90	250,000,000.00

In relation to the current pension plans granted to the members of the Board of Directors and to the Officers, we inform the following:

I)             the number of administrators that meet the conditions to retire;

II)          the adjusted amount of the contributions accumulated in the pension plan up to the end of the fiscal year 2012, deducting the portion related to contributions directly made by the Managers; and

III)         total accrued amount of contributions made during the year 2012, deducting the portion related to contributions directly made by the Managers.

13.11 – highest, lowest and the average individual compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council:

The Company’s management and oversight bodies are staffed with professionals affiliated to the Brazilian Institute of Finance Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of the Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I grant the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction 480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction on the affiliates or to the companies to which they are linked until the subsequent decision of this Court.”

Further Information on the Board of Directors’ Members

Said injunction is in effect by operation of a decision of the Superior Court of Justice (Provisional Remedy #17,350 – RJ).

The reason for the suspension of the enforceability of disclosure of minimum, medium and maximum compensation of the members of the companies’ management and oversight bodies is based on the preservation of individual rights to privacy and safety of the individual members of said statutory bodies.

In respect to these principles and the court ruling, the Company will not disclose this information until the Brazilian Justice rules otherwise.

13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board of Executive Officers and to the Fiscal Council.

13.13 – Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

2012
Body	%
Board of Directors	100.00%
Board of Executive Officers	92.13%
Fiscal Council	0.00%

2011
Body	%
Board of Directors	100.00%
Board of Executive Officers	93.26%
Fiscal Council	0.00%

a.

2010
Body	%
Board of Directors	100.00%
Board of Executive Officers	92.10%
Fiscal Council	0.00%

13.14 – Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Proposal of Banco Bradesco S.A.’s Parent Companies to elect the Fiscal Council’s members and to establish their compensation, to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 11, 2013, at 4:15 p.m.

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board of Executive Officers and to the Fiscal Council.

13.15 – Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Managers and Fiscal Council´s Members did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiaries.

13.16 – Other relevant information

There is no other information that we deem relevant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.